ARRANGEMENT AGREEMENT

NORTHERN DYNASTY MINERALS LTD.

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MISSION GOLD LTD.

October 30, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Construction	11
1.3	Currency	12
1.4	Knowledge	12
1.5	Disclosure Letter	12
1.6	Schedules	12

ARTICLE 2 THE ARRANGEMENT		13
2.1	Arrangement	13
2.2	Interim Order	13
2.3	Circular and Meeting	14
2.4	U.S. Securities Law Matters	16
2.5	Final Order	17
2.6	Court Proceedings	17
2.7	Effective Date	18
2.8	Company Board Approval	18
2.9	Payment of Consideration	18
2.10	Announcement and Securityholder Communications	19
2.11	Adjustment to Exchange Ratio Regarding Distributions	19
2.12	Adjustment to Exchange Ratio Regarding Working Capital Position	19
2.13	List of Securityholders	20
2.14	Closing	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		20
3.1	Representations and Warranties	20
3.2	Investigation	20
3.3	Survival of Representations and Warranties	21

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR		21
4.1	Representations and Warranties	21
4.2	Investigation	21
4.3	Survival of Representations and Warranties	21

ARTICLE 5 COVENANTS		21
5.1	Covenants of the Company Regarding the Conduct of Business	21
5.2	Covenants of the Acquiror Regarding the Conduct of Business	25
5.3	Covenants of the Company Relating to the Arrangement	27
5.4	Covenants of the Acquiror Relating to the Arrangement	28
5.5	Options	28
5.6	Warrants	28
5.7	Bridge Loan to the Acquiror	29

ARTICLE 6 CONDITIONS		29
6.1	Mutual Conditions Precedent	29
6.2	Conditions Precedent to the Obligations of the Acquiror	30
6.3	Conditions Precedent to the Obligations of the Company	32
6.4	Notice and Cure Provisions	33
6.5	Satisfaction of Conditions	34

ARTICLE 7 COVENANTS RELATING TO ALTERNATIVE PROPOSALS	34

ARTICLE 8 OTHER COVENANTS	38

ARTICLE 9 TERM, TERMINATION, AMENDMENT AND WAIVER	41

ARTICLE 10 GENERAL PROVISIONS	44

Schedule A - Plan of Arrangement
Schedule B - Arrangement Resolution
Schedule C - Representations and Warranties of the Company
Schedule D - Representations and Warranties of the Acquiror
Schedule E - Company Properties
Schedule F – Acquiror Subsidiaries

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 30th day of October, 2015,

BETWEEN:

NORTHERN DYNASTY MINERALS LTD., a corporation existing under the laws of the Province of British Columbia, (hereinafter referred to as the “Acquiror”),

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MISSION GOLD LTD., a corporation existing under the laws of the Province of British Columbia, (hereinafter referred to as the “Company”).

WHEREAS the Acquiror desires to acquire all of the issued and outstanding securities of the Company;

AND WHEREAS the parties are prepared and intend to carry out the transactions contemplated herein by way of plan of arrangement pursuant to Division 5 of Part 9 of the BCBCA (as defined herein);

AND WHEREAS the boards of directors of each of the Acquiror and the Company have unanimously determined that the Arrangement is in the best interests of their respective companies, and have resolved to support the Arrangement and enter into this Arrangement Agreement;

AND WHEREAS contemporaneously herewith, the Acquiror has entered into Support Agreements with each of the Locked-Up Securityholders (as defined herein) who hold, in aggregate 24,534,623 Common Shares and 2,533,178 Warrants, pursuant to which, among other things, each such Securityholder has agreed to vote in favour of the Arrangement Resolution, all securities of the Company now held or hereafter acquired by them that are entitled to vote on the matter, on the terms and subject to the conditions set forth in such agreements;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“Acquiror” means Northern Dynasty Minerals Ltd.;

“Acquiror Board” means the board of directors of the Acquiror;

“Acquiror Public Documents” has the meaning set out in Section 5 of Schedule D;

“Acquiror Shares” means the common shares of the Acquiror;

“Acquiror Subco” has the meaning ascribed thereto in the Plan of Arrangement;

“Acquiror Subsidiaries” means the entities (other than the Acquiror) described in Schedule F except that Kaskanak Copper LLC and Kaskanak Inc. have since merged into Pebble East Claims Corp.;

“Alternative Proposal” means:

(a)

any direct or indirect sale, purchase, or acquisition of the Company or of its securities (including by way of a subscription of shares or the issuance of shares from treasury) that entitle the holder thereof to, beneficially or jointly or in concert with others, own, control or direct more than 20% of the voting rights attached to the Company’s securities, or of all or more than 20% (by value) of the assets of the Company;

(b)

any similar transaction or other direct or indirect acquisition, business combination, arrangement, merger or takeover bid involving the Company, its subsidiaries, its securities, the securities of its subsidiaries, or their assets, other than the Alto Parana Sale, or

(c)

any financing, loan, credit or other agreement (including by way of the subscription, purchase or issuance of debentures, notes or other debt instruments) pursuant to which the Company will incur indebtedness, liabilities or obligations;

“Alto Parana Agreement” has the meaning set out in Section 6.2(g);

“Alto Parana Sale Consideration” means [definition of “Alto Parana Sale Consideration” redacted];

“Alto Parana Technical Report” means the technical report relating to the Company’s Alto Parana project filed on SEDAR with an effective date of May 4, 2015;

“Affiliate” has the meaning given to it in the Securities Act;

“Agreement” means this arrangement agreement, including all Schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction” has the meaning set out in Section 8.7;

“Alto Parana Sale” has the meaning set out in Section 6.2(g);

“Arrangement” means the arrangement of the Company under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.1 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both the Acquiror and the Company, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Securityholders of the Company approving the Arrangement to be considered at the Meeting substantially in the form of Schedule B;

“Associate” has the meaning given to it in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“Benefit Plan” has the meaning set out in Section 17(a) of Schedule C;

“Board” means the board of directors of the Company;

“Board Approval” has the meaning set out in Section 2.8(b);

“Business Day” means a day, other than a Saturday, a Sunday, or a statutory holiday in Vancouver, British Columbia;

“Cannon Point Acquisition” means the acquisition by the Acquiror of all of the issued and outstanding securities of Cannon Point Resources Ltd. pursuant to the terms of an arrangement agreement dated August 31, 2015 between the Acquiror and Cannon Point Resources Ltd.;

“Cannon Point Credit Facility” means the secured credit facility in the maximum principal amount of $4,250,000 made available to the Acquiror by Cannon Point Resources Ltd. pursuant to the terms of a loan agreement dated August 31, 2015 between Cannon Point Resources Ltd. and the Acquiror;

“Circular'' means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Closing Adjusted Working Capital” has the meaning set out in Section 2.12;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares of the Company;

“Company” means Mission Gold Ltd.;

“Commonwealth Technical Report” means the technical report relating to the Company’s Commonwealth Silver and Gold project filed on SEDAR with an effective date November 30, 2013;

“Company Expense Reimbursement Amount” has the meaning set out in Section 9.3(b);

“Company Governing Documents” has the meaning set out in Section 1 of Schedule C;

“Company Properties” means those concessions listed in Schedule E;

“Company Public Documents” has the meaning set out in Section 9(b) of Schedule C;

“Company Subsidiaries” means, collectively, Delta Minerals Inc., Imperial Gold Corporation, Yuma Gold, Inc., CIC Resources Inc., Mineros Silvia S.A. de C.V., CIC Resources (Paraguay) Inc., Paraguay Resources Inc., Mynm S.R.L., JDL Resources Inc., Trier S.A., PDL Resources Inc., Rostock Industries Mineras S.A., PEL Minerals Inc., Proyectos Mineros Parana S.A., Paraguay Exploration Inc., Exploradora Del Paraguay S.A., Paraguay Minerals Inc., Exploraciones Almirante Grau S.A., CIC Resources (Peru) Inc., CIC Resources Peru S.A.C., Metalicos Y No Metalicos Chimborazo Ecuador S.A., Solanum Resources Paraguay (Barbados) Limited, Exploradora y Productora de, Minera sur Py S.A., Freiburg S.A., Darmstad Mining S.A., I.E. Leipzig S.A., Kilimanjaro S.A., Donau S.A., Regensburg S.A., and “Company Subsidiary” means any one of them;

“Competition Act” means the Competition Act (Canada);

“Confidentiality Agreement” means the confidentiality agreement dated August 27, 2015 between the Company and the Acquiror;

“Contract” means any contract, license, franchise, grant, permit, lease, arrangement, commitment, understanding, joint venture, partnership, note, bond, mortgage, indenture, instrument, deed of trust or other agreement or obligation (whether written or oral) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Credit Facility” has the meaning set out in Section 5.7;

“Depositary” means Computershare Trust Company of Canada as depositary at its offices as set out in the Letter of Transmittal;

“Disclosure Letter” means the disclosure letter delivered by the Company to the Acquiror contemporaneously with the execution and delivery of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

“Effective Date” means the date the Acquiror and the Company agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in this Agreement have been satisfied or waived, including that the Final Order has been granted by the Court;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

“Employees” has the meaning set out in Section 16(e) of Schedule C;

“El Petate Technical Report” means the technical report relating to the Company’s El Petate project filed on SEDAR with an effective date of April 24, 2015;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” has the meaning set out in Section 19 of Schedule C;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Exchange Rate” has the meaning set out in Section 2.12;

“Exchange Ratio” means 0.55 of an Acquiror Share per Common Share, subject to adjustment in accordance with Section 2.11 or Section 2.12;

“Fairness Advisor” means Evans & Evans, Inc.;

“Fairness Opinion” has the meaning set out in 2.8(a);

“Final Order” means the order of the Court approving the Arrangement under section 291 of the BCBCA, in a form acceptable to the Company and the Acquiror, each acting reasonably, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“IFRS” means International Financial Reporting Standards;

“Interim Order” means the interim order of the Court contemplated by Section 2.2, in a form acceptable to the Company and the Acquiror, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, modified, supplemented or varied by the Court;

“Law” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law;

“Letter Agreement” means the letter agreement dated October 7, 2015 and amended on October 9, 2015 between the Company and the Acquiror;

“Letter of Transmittal” means the letter of transmittal for use by the Securityholders with respect to the Arrangement in the form accompanying the Circular;

“Locked-Up Securityholders” means each of the directors and senior officers and certain shareholders of the Company holding in aggregate at least 35% of the outstanding Common Shares;

“Match Period” has the meaning set out in Section 7.3(b)(iv);

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)	relating to the Canadian or United States economy, political conditions or securities markets in general;

(b)	affecting the gold or titanium mining industry in general;

(c)	relating to a change in the market trading price of shares of that person;

(d)

relating to any generally applicable change in applicable Law (other than orders, judgments or decrees against such person, or any of its subsidiaries) or in accounting principles or standards applicable to that person; or

(e)	attributable to the announcement or pending execution of this Agreement or the Plan of Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“material fact” and “material change” have the meaning set out in the Securities Act;

“Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution and all other matters requiring approval pursuant to the terms and conditions of this Agreement or the Interim Order;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“Mission Gold Nominee” means a qualified person nominated by the Company to be appointed to the Acquiror Board by the Acquiror concurrently with the completion of the Arrangement;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NYSE MKT” means the NYSE MKT Equities Exchange;

“Option Plan” means the Company share option plan in effect on the date hereof and the agreements entered into thereunder;

“Optionholders” means holders of the Options;

“Options” means the options issued pursuant to the Option Plan;

“Outside Date” means January 31, 2016, or such later date as the parties may agree in writing;

“party” means a party to this Agreement;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Regulatory Approvals” means those sanctions, rulings, consents, authorizations, orders, clearances, exemptions, permits, waivers, decisions, decrees, rules, regulations and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of a Regulatory Authority, that are required to be obtained in connection with the transactions contemplated by this Agreement;

“Regulatory Authority” means:

(a)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX, the NYSE MKT and the TSXV;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Related Party” in respect of a person means any “related party” of such person, or any “associated entity” of a “related party” of such person, as those terms are defined in MI 61-101;

“Replacement Warrant” has the meaning set out in Section 2.3(b)(xiii) of the Plan of Arrangement;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Securities Act” means the Securities Act (British Columbia);

“Securities Laws” means the Securities Act, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder;

“Securityholder Approval” has the meaning set out in Section 2.2(d);

“Securityholders” means, collectively, Shareholders and Warrantholders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the holders of Common Shares;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide Alternative Proposal that:

(a)	is made in writing after the date hereof;

(b)

was not solicited after the date hereof in contravention of Section 7.1(a) and did not result from the breach of either Section 4 of the Letter Agreement or Article 7 by the Company or its Representatives;

(c)	is made for all or substantially all of the consolidated assets of the Company or all of the outstanding Common Shares not owned by the person making such Alternative Proposal;

(d)	in the good faith determination of the Board and in the proper discharge of its fiduciary duties, after consultation with its legal counsel and financial advisors:

(i)

would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Arrangement taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Board);

(ii)	complies with applicable Law;

(iii)	is not subject to a due diligence condition;

(iv)

offers the same consideration on a per share basis to all Shareholders (but for greater certainty, does not restrict the provision of payments described in paragraphs (b) or (c) of the definition of collateral benefits in MI 61- 101);

(v)

is reasonably capable of being completed in accordance with its terms without undue delay or uncertainty, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal and taking into account that shareholder approval might be required; and

(vi)

in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Alternative Proposal that such financing is available subject to customary conditions; and

(e)	that the taking of action in respect of such Alternative Proposal is necessary for the Board in the discharge of its duties under applicable Law;

“Superior Proposal Notice” has the meaning set out in Section 7.3(b)(iii);

“Support Agreements” means, collectively, the support agreements dated October 30, 2015 between the Acquiror and each of the Locked-Up Securityholders;

“Tax” or “Taxes” means all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, unemployment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, elections, information returns, statements and other documents filed or required to be filed with any taxing authority relating to Taxes;

“Technical Reports” means, collectively, the El Petate Technical Report, the Alto Parana Technical Report and the Commonwealth Technical Report;

“Termination Payment” has the meaning set out in Section 9.3(a);

“Termination Payment Event” has the meaning set out in Section 9.3(a);

“Transaction Consideration” means the consideration to be received by Shareholders and Warrantholders pursuant to the Plan of Arrangement in respect of the Common Shares and Warrants issued and outstanding immediately prior to the Effective Time, comprising of (i) for holders of Common Shares, 0.55 of an Acquiror Share issuable for each Common Share (subject to adjustment in accordance herewith) and (ii) for holders of Warrants, one Replacement Warrant for each whole Common Share which the Warrants are exercisable to acquire immediately prior to the Effective Time;

“Treasury Regulations” means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Funds” has the meaning set out in Section 2.12;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities laws in the United States, including the U.S. Securities Act, the Exchange Act and any applicable state securities laws;

“Warrantholders” means the holders of the Warrants; and

“Warrants” means the outstanding share purchase warrants of the Company.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)

references to “Agreement”, “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)

if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)

a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Vancouver time) on the next Business Day if the last day of the period does not fall on a Business Day;

(g)

the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole;

(h)

references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)

references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars and “$” refers to Canadian dollars. References herein to “US$” refers to United States dollars, the lawful currency of the United States of America.

1.4	Knowledge

References to the “knowledge of the Company” means the actual knowledge, after due inquiry, of the senior officers of the Company. References to the “knowledge of the Acquiror” means the actual knowledge, after due inquiry, of the senior officers of the Acquiror.

1.5	Disclosure Letter

Any reference to a matter being disclosed or set out in the Disclosure Letter shall mean disclosure in such section of the Disclosure Letter that is referred to in the relevant section of this Agreement and shall be deemed disclosed with respect to such other sections or subsections of this Agreement or the Disclosure Letter to which such written information, on its face, would obviously pertain in light of the form and substance of the disclosure made.

1.6	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

Schedule A	Plan of Arrangement

Schedule B	Arrangement Resolution

Schedule C	Representations and Warranties of the Company

Schedule D	Representations and Warranties of the Acquiror

Schedule E	Company Properties

Schedule F	Acquiror Subsidiaries

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

The Company and the Acquiror agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, but in any event no later than November 30, 2015, or such other date as the Acquiror and the Company may agree, the Company, in a manner reasonably acceptable to the Acquiror, shall apply for the Interim Order pursuant to Division 5 of Part 9 of the BCBCA and, in co-operation with the Acquiror, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which notice is to be provided;

(b)	that the securities of the Company for which holders shall be entitled to vote on the Arrangement Resolution shall be Common Shares and Warrants;

(c)

that Securityholders shall be entitled to vote on the Arrangement Resolution, with each Securityholder being entitled to one vote for each Common Share, and one vote for each Common Share underlying the Warrants held by such Securityholder, as applicable;

(d)

that the requisite approval for the Arrangement Resolution shall be: (i) at least 66⅔% of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting, voting as a single class; (ii) at least 66⅔% of the votes cast by the Warrantholders, present in person or represented by proxy at the Meeting, voting as a single class; and (iii) if required under MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Shareholders present or in person or represented by proxy at the Meeting (excluding any votes attached to Common Shares, held by persons described in section 8.1(2) of MI 61-101); and (iv) if required under MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Warrantholders present in person or represented by proxy at the Meeting (excluding any votes attached to Warrants held by persons described in section 8.1(2) of MI 61-101) (collectively the “Securityholder Approval”);

(e)	that, in all other respects, the terms, restrictions and conditions of the Company Governing Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(f)

that the Acquiror intends to rely upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares in exchange for Common Shares and Replacement Warrants in exchange for Warrants as contemplated by the Arrangement, subject to and conditioned upon the Court's determination following a hearing that the Arrangement is fair and reasonable to the Securityholders;

(g)	for the grant of Dissent Rights as contemplated in the Plan of Arrangement;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i)	that the Meeting may be adjourned or postponed from time to time by the Company subject to the terms of this Agreement without the need for additional approval of the Court;

(j)	that the record date for the Securityholders entitled to notice of, and to vote at, the Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Meeting; and

(k)	for such other matters as the Acquiror may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

2.3	Circular and Meeting

(a)      As soon as is practicable after the date hereof, the Company shall prepare, in consultation with the Acquiror, the Circular which, together with any other documents required by applicable Law in connection with the Meeting, shall be prepared in accordance with applicable Law. The Circular shall, subject to Article 7, reflect the Board Approval, a statement that the Locked-Up Securityholders have agreed to vote all of the Common Shares and Warrants held by such persons in favour of the Arrangement Resolution, subject to the terms of the Support Agreements, and include a written copy of the Fairness Opinion, which shall be in a form satisfactory to the Acquiror, acting reasonably. The Circular shall also include any disclosure required under MI 61-101.

(b)      Prior to the printing of the Circular and during the course of its preparation, the Company shall provide the Acquiror with timely opportunity to review and comment on it, and the Company shall in good faith consider incorporating therein all reasonable comments made by the Acquiror and shall consult in good faith with the Acquiror regarding any comments it proposes not to incorporate.

(c)      The Company shall ensure that the Circular complies in all material respects with all applicable Law and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation (other than with respect to any information relating to and provided by the Acquiror). The Company shall ensure that the Circular complies in all material respects with National Instrument 51-102 – Continuous Disclosure Requirements, Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and MI 61-101.

(d)      The Acquiror shall provide to the Company for inclusion in the Circular such information regarding the Acquiror as is required by applicable Law to be included in the Circular. The Acquiror represents, warrants and covenants that any information it provides to the Company for inclusion in the Circular shall be accurate and complete in all material respects as of the relevant date of such information and shall not contain any Misrepresentation. The Acquiror shall indemnify and save harmless the Company and its directors and officers from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Misrepresentation contained in any information that was provided by the Acquiror to the Company for inclusion in the Circular.

(e)      As soon as practicable after the issuance of the Interim Order, the Company shall cause the Circular, together with other documents required by applicable Law in connection with the Meeting, to be sent to the Securityholders and filed as required by the Interim Order and applicable Law, and the Company shall call and hold the Meeting in accordance with the Interim Order, the Company Governing Documents and applicable Law.

(f)      The Company and the Acquiror shall diligently do all such reasonable acts and things as may be necessary to comply in all material respects with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer in connection with the Meeting and, without limiting the generality of the foregoing, use all reasonable efforts to call and hold the Meeting as soon as practicable under the accelerated timing contemplated by such instrument and in any event by no later than December 31, 2015.

(g)      Subject to Article 7, the Company shall use its commercially reasonable efforts to secure the approval of the Arrangement Resolution by Securityholders and solicit proxies for the approval of the Arrangement Resolution in accordance with applicable Law. If requested by the Acquiror, the Company shall employ, at the Acquiror's cost, the services of dealers and proxy solicitation agents selected by the Acquiror. The Company shall instruct any such proxy solicitation agents: (i) to report to the Acquiror and its designated Representatives concurrently with their reports to the Company and to advise the Acquiror as the Acquiror may reasonably request, and on a daily basis on each of the last seven Business Days prior to the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any other matters to be considered at the Meeting; and (ii) to cooperate with the Acquiror and any solicitation agents or other Representative of the Acquiror hired by the Acquiror to assist in the solicitation of proxies in respect of the Meeting.

(h)      The Company shall provide the Acquiror with a copy of any purported exercise of Dissent Rights and written communications with any Shareholder purportedly exercising such Dissent Rights and shall not, except as required by the BCBCA, settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the Arrangement or the other transactions contemplated by this Agreement, without the prior consent of the Acquiror, acting reasonably.

(i)      The Meeting shall be held in Vancouver, British Columbia on a Business Day to be agreed upon by the parties, acting reasonably. Subject to Article 7, the Company shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Meeting, except with the Acquiror's prior written consent or as required by applicable Law or the Company Governing Documents. The Company shall provide notice to the Acquiror of the Meeting and allow the Acquiror's Representatives to attend the Meeting.

(j)      The Company and the Acquiror shall each promptly notify the other party if at any time before the Meeting it becomes aware (in the case of the Company only with respect to the Company and in the case of the Acquiror only with respect to the Acquiror) that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement to the Circular, and the parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Circular as required by the Court or applicable Law.

2.4	U.S. Securities Law Matters

The parties agree that the issuance of the Acquiror Shares on completion of the Arrangement to the Shareholders shall be done in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement shall be carried out on the following basis:

(a)

prior to the issuance of the Interim Order, the Court shall be advised of the intention of the parties to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares and Replacement Warrants pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(b)	the Court shall be required to satisfy itself that the Arrangement is fair and reasonable;

(c)

the Company shall ensure that each Shareholder entitled to receive Acquiror Shares and each Warrantholder entitled to receive Replacement Warrants under the Arrangement shall be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(d)

the Shareholders and Warrantholders shall be advised that the Acquiror Shares and Replacement Warrants, to be issued in the Arrangement, have not been registered under the U.S. Securities Act and shall be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act;

(e)	the Interim Order shall specify that each Securityholder shall have the right to appear before the Court at the hearing so long as it enters an appearance within a reasonable time; and

(f)	the Final Order shall expressly state that the Arrangement is approved by the Court as being fair and reasonable to Securityholders.

2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter, and in any event within three Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Division 5 of Part 9 of the BCBCA.

2.6	Court Proceedings

The Company shall provide the Acquiror with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. The Company shall provide to the Acquiror, on a timely basis, copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Acquiror's prior written consent, such consent not to be unreasonably withheld or delayed, provided that nothing herein shall require the Acquiror to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Acquiror's obligations set forth in any such filed or served materials or under this Agreement. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company shall not object to legal counsel to the Acquiror making submissions on the hearing of the motion for the Interim Order and the application for the Final Order. The Company shall oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and co-operation with, the Acquiror.

2.7	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. Upon issuance of the Final Order and subject to the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another date is agreed to in writing by the parties, each of the parties on or before the Effective Date shall proceed to file any documents as required pursuant to Section 292 of the BCBCA, and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA. The Company agrees to negotiate in good faith with the Acquiror to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 10.1 of this Agreement to include such other terms determined to be necessary or desirable by the Acquiror, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in Article 6 or which has the effect of reducing the Transaction Consideration or which is otherwise prejudicial to the Shareholders or other parties to be bound by the Plan of Arrangement.

2.8	Company Board Approval

The Company represents and warrants to and in favour of the Acquiror, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement, that, as to the date hereof:

(a)

the Fairness Advisor has delivered an opinion (orally or in writing) to the Board to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Shareholders (the “Fairness Opinion”); and

(b)

the Board, after consultation with its legal counsel, has unanimously determined that the Arrangement is fair from a financial point of view to the Securityholders and is in the best interests of the Company, and accordingly has unanimously approved the entering into of this Agreement and the making of a recommendation that Securityholders vote in favour of the Arrangement Resolution (collectively, the “Board Approval”).

2.9	Payment of Consideration

The Acquiror shall, following receipt of the Final Order and the Regulatory Approvals, and prior to the Effective Time, deposit or cause to be deposited with the Depositary the Acquiror Shares and the Replacement Warrants to satisfy in full the aggregate Transaction Consideration issuable to the Shareholders (other than Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) and Warrantholders pursuant to the Plan of Arrangement.

2.10	Announcement and Securityholder Communications

The Company may publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of such announcement to be approved in writing by the Acquiror in advance, acting reasonably. The Acquiror and the Company agree to co-operate in the preparation of presentations, if any, to Securityholders regarding the transactions contemplated by this Agreement and the Arrangement and the Company agrees to consult with the Acquiror in connection with any material communications or meeting with Securityholders that it may have, and neither party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as permitted by Article 7, or (b) subject to Section 8.5, make any filing with any Regulatory Authority with respect thereto without the prior written consent of the other party; provided, however, that the foregoing shall be subject to each party's overriding obligation to make any disclosure or filing required under applicable Law or stock exchange rules, and the party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.11	Adjustment to Exchange Ratio Regarding Distributions

If on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Effective Time, the Acquiror shall make such adjustments to the Exchange Ratio as it determines acting in good faith to be necessary to restore the original agreement of the parties in the circumstances. For greater certainty, if the Company takes any of the actions referred to above, the aggregate consideration to be paid by the Acquiror shall be decreased by an equivalent amount.

2.12	Adjustment to Exchange Ratio Regarding Working Capital Position

The Exchange Ratio is based on the Company having, as of the date of the Letter Agreement: (i) 50,472,561 Common Shares outstanding, and (ii) adjusted net working capital of $8,950,000 (excluding any consideration from the sale of CIC Resources Inc.). Unless the Company has adjusted closing net working capital (“Closing Adjusted Working Capital”) of at least $10,400,000 on the Effective Date, an adjustment to the Exchange Ratio shall be made. Closing Adjusted Working Capital means (i) cash on hand, (ii) the Alto Parana Sale Consideration; (iii) the amounts advanced to the Acquiror under the Credit Facility but excluding any prepaid (accrued) interest thereon; and (iv) reasonable pre-paid expenses and GST receivable less all accrued liabilities for operating and other costs (other than the costs incurred by the Company in connection with the Arrangement and the Alto Parana Sale (including legal, accounting, tax, printing, mailing and regulatory) not to exceed $200,000). To the extent the Closing Adjusted Working Capital is less than $10,400,000 on the Effective Date, the Exchange Ratio shall be adjusted downwards by multiplying the Exchange Ratio by the number which is the actual Closing Adjusted Working Capital calculated as per above divided by $10,400,000. For greater certainty, any obligation to purchase Common Shares pursuant to the exercise of Dissent Rights shall not be included in the calculation of Closing Adjusted Working Capital. The Company will provide the Acquiror with an estimate of Closing Adjusted Working Capital as of three Business Days prior to the Effective Date. For the purpose of determining Closing Adjusted Working Capital, United States dollars in the amount of US$2,700,000 (“U.S. Funds”) shall be converted into Canadian dollars at a deemed Canadian to United States dollar exchange rate of 0.75 (the “Exchange Rate”). The Company shall not convert any of the U.S. Funds to any other currency except with the written consent of the Acquiror.

2.13	List of Securityholders

At the reasonable request of the Acquiror from time to time, and at the Acquiror’s cost, the Company shall provide the Acquiror with a list (in both written and electronic form) of the registered Shareholders, together with their addresses and respective holdings of Common Shares, with a list of the names together with their addresses and respective holdings of all persons holding securities or other rights to acquire Common Shares (including Optionholders and Warrantholders) and a list of non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings.

2.14	Closing

The closing of the Arrangement shall take place at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the parties.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

The Company hereby makes to the Acquiror the representations and warranties set out in Schedule C and acknowledges that the Acquiror is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2	Investigation

Any investigation by the Acquiror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

4.1	Representations and Warranties

The Acquiror hereby makes to the Company the representations and warranties set out in Schedule D and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

4.2	Investigation

Any investigation by the Company or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Acquiror pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of the Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5
COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company agrees that, prior to the Effective Time, unless the Acquiror shall otherwise agree in writing, such agreement not to be unreasonably withheld, delayed or conditioned, or as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter, the Company shall, and shall cause each Company Subsidiary to:

(a)

conduct its business only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to: (i) preserve intact its present business organization, assets (including intellectual property) and goodwill; (ii) maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing; (iii) keep available the services of its officers and employees as a group; and (iv) preserve the current relationships with employees, consultants, and others having business relationships with it;

(b)	consult with the Acquiror on a reasonable request basis in relation to the Alto Parana Sale to keep the Acquiror appraised of developments;

(c)

if requested by the Acquiror and at the Acquiror’s cost, within ten (10) Business Days of the end of each month prior to the Effective Date, provide trial balances of the Company and Company Subsidiaries (excluding CIC Resources Inc. and its direct and indirect subsidiaries, but with reasonable supplementary summary information about CIC Resources Inc) for the prior month;

(d)	except for transactions involving only the Company and one or more Company Subsidiaries, the Company shall not, and shall cause each of the Company Subsidiaries not to:

(i)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber: (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities of, the Company or any Company Subsidiary (other than the issuance of Common Shares pursuant to the exercise in accordance with their terms of Options or Warrants currently outstanding); or (B) any assets of the Company or any Company Subsidiary other than the Alto Parana Sale;

(ii)

amend or agree to amend any of the terms of any of the Options or the Warrants, or amend, extend, terminate or otherwise alter (or agree to do any of the foregoing in respect of) any other contractual arrangement of the Company or any Company Subsidiary;

(iii)	amend or propose to amend the notice of articles, articles, by-laws or other constating documents of the Company or any Company Subsidiary;

(iv)

split, combine or reclassify any outstanding Common Shares or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Common Shares;

(v)	cause any Company Subsidiary to declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the shares of a Company Subsidiary;

(vi)

redeem, purchase or offer to purchase (or permit any Company Subsidiary to redeem, purchase or offer to purchase) any Common Shares or other securities of the Company or any shares or other securities of any Company Subsidiary;

(vii)

reorganize, amalgamate or merge by plan of arrangement or otherwise the Company or any Company Subsidiary with any other person, company, partnership or other business organization whatsoever or incorporate any subsidiaries;

(viii)	reduce the stated capital of the Company or of any Company Subsidiary;

(ix)

acquire or agree to acquire (by merger, amalgamation, plan of arrangement, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form any company, partnership or other business organization or make any investment either by purchase of shares or securities, contributions of capital (other than to a Company Subsidiary), property transfer or purchase of any property or assets of any other person, company, partnership or other business organization;

(x)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(xi)	sell, transfer or assign (or permit any Company Subsidiary to sell, transfer or assign) any interest in any of the Company Properties, other than the Alto Parana Sale;

(xii)	incur or commit to incur any indebtedness for borrowed money, capital expenditures, or any other material liability, contractual commitment or obligation or issue any debt securities;

(xiii)	enter into any agreement with, or make any payments to, any Related Party of the Company or any Company Subsidiary;

(xiv)	endorse, or otherwise as an accommodation become responsible for, the obligations of any other person, company, partnership or other business organization, or make any loans or advances;

(xv)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary;

(xvi)

take any action or enter into any transaction that would preclude the Acquiror from obtaining the tax “bump”, determined under paragraph 88(1)(d) of the Tax Act, in respect of the non-depreciable capital property of the Company upon a wind-up, or amalgamation with, the Company;

(xvii)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company's financial statements or incurred in the ordinary course of business consistent with past practice;

(xviii)	authorize, recommend, propose or agree to any release or relinquishment of any material contractual right or other material right under any licence or permit or material contract;

(xix)

abandon or fail to diligently pursue any application for any material licence, permit, order, authorization, consent, approval or registration which is currently pending or contemplated to be sought or required;

(xx)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, permit, material contract or other material document, other than in the ordinary course of business consistent with past practice; or

(xxi)	enter into new commitments of a capital expenditure nature or incur any new contingent liabilities;

(e)

not enter into or modify any employment, consulting, severance, change of control or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof and shall not pay or agree to pay any bonuses, salary or fee increases, severance or termination pay to any director, officer, employee or consultant in connection with the transactions contemplated by this Agreement;

(f)

not adopt or amend any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(g)

not take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made, and promptly notify the Acquiror first immediately orally and then promptly in writing of the occurrence of any event or condition that has, or is reasonably likely to have, a Material Adverse Effect in respect of the Company in the course of its or any Company Subsidiary's businesses or in the operation of its or any Company Subsidiary's properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(h)	not authorize or propose or enter into or modify any contract, agreement, commitment or arrangement to do any of the matters prohibited by the other paragraphs of this Section 5.1;

(i)	not enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(j)

(i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns shall be true, complete and correct in all material respects, (ii) timely pay all Taxes which are due and payable, (iii) not make or rescind any material express or deemed election relating to Taxes, (iv) not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities, (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, and (vi) not change in any material respect any of its methods of reporting losses, deductions or accounting for income tax purposes from those employed in the preparation of its Tax Return for the most recent taxation year, except as may be required by applicable Law;

(k)

use commercially reasonable efforts to cause its current insurance (or re- insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(l)

not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement that would reasonably be expected to have a Material Adverse Effect on the Company; and

(m)

make or cooperate as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws.

5.2	Covenants of the Acquiror Regarding the Conduct of Business

The Acquiror covenants and agrees that, except as contemplated in this Agreement, until the Effective Time or the day upon which this Agreement is terminated, whichever is earlier:

(a)	the Acquiror shall use commercially reasonable efforts to preserve intact its business organizations;

(b)	the Acquiror shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of the Company, such consent not to be unreasonably withheld or delayed:

(i)

amend its articles or by-laws or the articles or by-laws of any of its subsidiaries or the terms of its shares or transfer it or any of its subsidiaries out of its current jurisdiction of incorporation in a manner that could have a material adverse effect on the market price or value of the Acquiror Shares to be issued pursuant to the Arrangement;

(ii)	split, consolidate or reclassify any of its shares nor undertake any other capital reorganization;

(iii)	reduce capital in respect of its shares;

(iv)	take any action that could reasonably be expected to interfere with or be inconsistent with the consummation of the Arrangement or the transactions contemplated in this Agreement; and

(v)

issue any shares in its capital stock or the capital stock of any of its subsidiaries (or securities convertible, exchangeable or exercisable into its shares or the shares of any of its subsidiaries) except upon the exercise of convertible securities outstanding as of the date of this Agreement. Notwithstanding the foregoing, the Acquiror shall be permitted to:

(A)	grant up to 8,000,000 service provider share purchase options under its option plan and allowable shares pursuant to its restricted share unit plan; and

(B)	raise up to $8,000,000 through the issuance of Acquiror Shares or Acquiror Share equivalents;

(c)	the Acquiror shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of the Company, such consent not to be unreasonably withheld or delayed:

(i)

lend money to or invest money in any third party, whether by loan, acquisition of shares, acquisition of debt obligations or any other manner whatsoever or guarantee, endorse or otherwise become surety for or upon the obligations of any other person except as herein provided;

(ii)

enter into any material transactions or transaction out of the ordinary course of business or enter into any material changes to the terms or provisions of any agreement which is material (other than in respect of the issuance contemplated in Section 5.2(b)(v)(B);

(iii)

create, assume or suffer to exist (i) any liens upon or with respect to any of the equity interests in any subsidiary, whether now owned or hereafter acquired, or (ii) create or assume any liens or security interest upon or with respect to any of its assets, property or undertaking except under the Credit Facility and the Cannon Point Credit Facility;

(iv)	sell, lease or otherwise transfer any material assets;

(v)	acquire or invest in any securities issued by any person or participate in any partnership or joint venture or the acquisition of any business assets or unincorporated business operations;

(vi)

declare or pay any dividends, purchase, redeem, retire, defease or otherwise acquire for value any of its equity interests now or hereafter outstanding, return any capital to its stockholders, directors or officers (or the equivalent persons thereof), make any distribution of assets, equity interests, obligations or securities to its stockholders, directors or officers (or the equivalent persons thereof) or pay or agree to pay any bonus, directors fees, consulting fees or other similar fees to any stockholders, directors or officers (or the equivalent persons thereof) other than director and officer fees or bonuses previously approved by the Acquiror Board, or amend any existing service agreement, provided however, that the foregoing will not restrict the Acquiror from making routine payments of salaries or benefits to any salaried or hourly employees of who are not directors or officers with the terms of employment or consulting arrangements in place as at the date hereof) and the Acquiror shall have the right to implement change of control payment agreements with its senior executives on terms acceptable to the TSX; and

(vii)

other than as herein provided, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party. Notwithstanding the foregoing, the Acquiror may upon notice to the Company, enter into a non-arm’s length transaction which does not involve any remuneration, is not material and is made upon fair and reasonable terms, which terms are not less favorable to that party, as the case may be, than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or the fair market rental as regards to leased property.

5.3	Covenants of the Company Relating to the Arrangement

The Company shall and shall cause each Company Subsidiary to use commercially reasonable efforts to perform all obligations required to be performed by the Company or any of the Company Subsidiaries under this Agreement, co-operate with the Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each Company Subsidiary to:

(a)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any material Contract;

(b)

use commercially reasonable efforts to defend (without prejudice to the Acquiror’s right to terminate this Agreement and at the Acquiror’s cost for the purposes of determining Closing Adjusted Working Capital, and otherwise at the Company’s cost), all lawsuits or other legal, regulatory or other proceedings against the Company or any Company Subsidiary challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Company or any Company Subsidiary which may materially adversely affect the ability of the parties to consummate the Arrangement; and

(c)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Law may impose on the Company or any Company Subsidiary with respect to the transactions contemplated by this Agreement.

5.4	Covenants of the Acquiror Relating to the Arrangement

The Acquiror shall use commercially reasonable efforts to perform all obligations required to be performed by the Acquiror under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Acquiror shall:

(a)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Acquiror challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Acquiror which may materially adversely affect the ability of the parties to consummate the Arrangement;

(b)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Law may impose on the Acquiror with respect to the transactions contemplated by this Agreement; and

(c)

prepare and file with the applicable Regulatory Authorities, including the NYSE MKT and the TSX, all necessary applications and forms required in order to permit the valid issue and listing of Acquiror Shares issued pursuant to the Arrangement and issuable on exercise of the Replacement Warrants on such exchanges.

5.5	Options

All outstanding Options will, by their current terms, expire on October 31, 2015.

5.6	Warrants

Notwithstanding the indenture terms governing the Warrants or, in the case of the Warrants not subject to an indenture, the terms of the certificates representing such Warrants, the outstanding Warrants shall be exchanged for that number of Replacement Warrants as is equal to the number of Common Shares which the Warrants are exercisable to acquire immediately before the Effective Time under the indenture or certificate evidencing the grant thereof, and the exercise price of the Replacement Warrant shall be determined by multiplying the Warrant exercise price per Common Share by 110%. Accordingly, if Warrants to acquire 100,000 Common Shares have an exercise price of $0.50, the Replacement Warrants shall have an exercise price of $0.55 and be exercisable to acquire 100,000 Acquiror Shares. All such Replacement Warrants shall have the same expiry date as the original Warrants. The Acquiror shall use reasonable efforts to list the Replacement Warrants issued in exchange for the currently listed Warrants having an exercise price of $2.72. The Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of Acquiror Shares for delivery upon exercise of the Replacement Warrants.

5.7	Bridge Loan to the Acquiror

The Company agrees that it shall make available a credit facility (the “Credit Facility”) to the Acquiror for an amount of $8,400,000 which shall be advanced in accordance with a Credit Facility agreement in the form agreed to by the parties. The Credit Facility shall be secured by a customary general security agreement signed by the Acquiror (but not any subsidiaries), bear interest at 15% per annum with interest for a 4-month period, accrued in advance conditional on the Arrangement completing, and shall be deemed to be included in the amount of the Credit Facility that must be repaid after completion of the Arrangement. The Credit Facility shall have a term of 6 months from the date of execution of the Credit Facility agreement. The pre-paid interest amount does not form part of the Closing Adjusted Working Capital required to be held by the Company at the Effective Time. The Credit Facility shall be repayable at any time by the Acquiror and in the event of early repayment, the amount of the Credit Facility which is repayable will be reduced by the portion of the interest accrued in advance which is in excess of the amount of interest that would be otherwise accrued on a per diem basis for the actual number of days the loan was outstanding. The $8,400,000 to be advanced (and repaid) under the Credit Facility shall be comprised of the U.S. Funds, which shall be deemed to have been converted at the Exchange Rate into $3,600,000 Canadian dollars for the purpose of calculating the amount of the advance (and for repayment) and the amount of interest thereon, and $4,800,000 in Canadian dollars.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Date, each of which may only be waived in whole or in part with the mutual consent of the parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Securityholders at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Company or the Acquiror, acting reasonably, on appeal or otherwise;

(c)

no Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)

the Regulatory Approvals shall have been obtained on terms satisfactory to the Acquiror, acting reasonably, and there shall be no appeal, stop-order, stay or revocation or proceeding seeking an appeal, stop-order, stay or revocation of the Regulatory Approvals;

(e)

the issuance of Acquiror Shares and Replacement Warrants issuable pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to section 3(a)(10) thereof and the registration and qualification requirements of all applicable state securities laws; and

(f)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Conditions Precedent to the Obligations of the Acquiror

The obligation of the Acquiror to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Date:

(a)

the representations and warranties made by the Company in this Agreement that are qualified by Material Adverse Effect shall be true and correct in all respects and the representations and warranties that are made by the Company in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect on the Company or prevent, or materially delay the consummation of the Arrangement and the Company shall have provided to the Acquiror a certificate of two senior officers of the Company certifying such accuracy on the Effective Date;

(b)

subject to Section 6.4, the Company shall have complied in all material respects with its covenants herein and provided to the Acquiror a certificate of two senior officers of the Company certifying that it has so complied with its covenants herein;

(c)

from the date hereof up to and including the Effective Date, there shall have been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company and the Company shall have provided to the Acquiror a certificate of two senior officers of the Company to such effect;

(d)

Shareholders holding no more than 10% of the outstanding Common Shares shall have validly exercised their Dissent Rights (and not withdrawn such exercise) and the Acquiror shall have received a certificate dated the day immediately preceding the Effective Date of two officers of the Company to such effect;

(e)	the Support Agreements shall have been entered into and not terminated prior to the Meeting except in accordance with Section 8(b) of the Support Agreements;

(f)

the Board shall not have withdrawn any recommendation made by it that Securityholders vote in favour of the Arrangement Resolution or changed any such recommendation in a manner that has substantially the same effect or issued a recommendation that Securityholders not vote in favour of the Arrangement Resolution;

(g)

the Company shall have entered into a binding agreement (the “Alta Parana Agreement”) for the sale promptly following the Effective Time (the “Alto Parana Sale”) of CIC Resources Inc. (which holds, indirectly, the Alto Parana Titanium project and all related corporate entities) [Terms of Alto Parana Sale redacted];

(h)

the Company shall have provided the Acquiror with the execution copy of the Alta Parana Agreement at least two Business Day prior to the execution thereof and the Acquiror shall not have objected to any terms of the Alta Parana Agreement that are not in accordance with (g) above, which objections have not been addressed to the satisfaction of Acquiror, acting reasonably;

(i)

there shall not be any suit, action or proceeding by any person, including, without limitation, any Regulatory Authority, challenging this Agreement or the transactions contemplated hereby, that would reasonably be expected to result in a judgment, order or decree delaying, restraining or prohibiting the Arrangement (or the Acquiror's direct or indirect ownership of the Company on or following the Effective Date) or compelling the Acquiror to dispose of or hold separate any material portion of the business or assets of the Company (or any equity interest in the Company);

(j)

the Acquiror shall not have become aware of any Misrepresentation (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of the Company with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release or management information circular, that the Acquiror shall have determined, acting reasonably, constitutes a Material Adverse Effect in respect of the Company;

(k)

the Company shall have provided to the Acquiror a certificate of two senior officers of the Company in form and substance to the Acquiror, acting reasonably, certifying the Closing Adjusted Working Capital as of the Closing Date; and

(l)	the Company shall have made available for draw down $8,400,000 pursuant to the Credit Facility Agreement.

The foregoing conditions are for the exclusive benefit of the Acquiror and may be waived, in whole or in part, by the Acquiror in writing at any time. The Acquiror may not rely on the failure to satisfy any of the conditions in this Section 6.2 if the condition was not satisfied solely as a result of a material default by the Acquiror in complying with its obligations under this Agreement.

6.3	Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Date:

(a)	the Mission Gold Nominee shall have been appointed to the Acquiror Board effective on or before the Effective Date;

(b)	the Company shall have received an opinion from the financial advisor of its choosing indicating that the Arrangement is fair from a financial point of view to Shareholders;

(c)

the representations and warranties made by the Acquiror in this Agreement that are qualified by Material Adverse Effect shall be true and correct in all respects and the representations and warranties that are made by the Acquiror in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where any failures or breaches of representations and warranties would not, either individually or in the aggregate, have a Material Adverse Effect on the Acquiror or prevent, or materially delay the consummation of the Arrangement and the Acquiror shall have provided to the Company a certificate of two senior officers of the Acquiror certifying such accuracy on the Effective Date;

(d)

there shall not be any suit, action or proceeding by any person, including, without limitation, any Regulatory Authority, challenging this Agreement or the transactions contemplated hereby, that would reasonably be expected to result in a judgment, order or decree delaying, restraining or prohibiting the Arrangement (or the Acquiror's direct or indirect ownership of the Company on or following the Effective Date) or compelling the Acquiror to dispose of or hold separate any material portion of the business or assets of the Company (or any equity interest in the Company);

(e)

subject to Section 6.4, the Acquiror shall have complied in all material respects with its covenants herein, except those in Section 2.9, in which case it shall have complied in all respects, and the Acquiror shall have provided to the Company a certificate of two senior officers of the Acquiror certifying that the Acquiror has so complied with its covenants herein;

(f)

from the date hereof and up to and including the Effective Date, there shall have been no change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Acquiror and the Acquiror shall have provided to the Company a certificate of two senior officers of the Acquiror to such effect;

(g)	the TSX shall have approved for listing the Replacement Warrants to be issued to Warrantholders holding currently listed Warrants having an exercise price of $0.50; and

(h)

the Company shall not have become aware of any Misrepresentation (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of the Acquiror with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release or management information circular, that the Company shall have determined, acting reasonably, constitutes a Material Adverse Effect in respect of the Acquiror.

The foregoing conditions precedent are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time. The Company may not rely on the failure to satisfy any of the conditions in this Section 6.3 if the condition was not satisfied solely as a result of a material default by the Company in complying with its obligations under this Agreement.

6.4	Notice and Cure Provisions

Each party shall give prompt notice to the other party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence of failure would, or would reasonably be likely to:

(a)	cause any of the representations or warranties of either party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either party prior to or at the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

Except as herein provided, a party may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, however, that (i) promptly, and in any event prior to the Effective Time, the party intending to rely thereon has delivered a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be, and (ii) if any such notice is delivered, and a party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other party may not terminate this Agreement (except pursuant to Section 9.2(c)) unless the default or breach shall not have been cured at the earlier of the Effective Date and the expiration of a period of 15 days from the date of such notice.

6.5	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 or 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
COVENANTS RELATING TO ALTERNATIVE PROPOSALS

7.1	Non-Solicitation

a)      Except as otherwise provided in this Agreement, neither the Company nor any Company Subsidiary shall directly or indirectly through any Representative of the Company:

(i)

solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or any Company Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Alternative Proposal;

(ii)

engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than the Acquiror and its Representatives) regarding, any Alternative Proposal or potential Alternative Proposal;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Acquiror, the approval or recommendation of this Agreement or the Arrangement by the Board or any of its committees;

(iv)

approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Alternative Proposal, provided that remaining neutral with respect to an Alternative Proposal and/or failing to reaffirm its recommendation of this Agreement and the Offer until the earlier of (i) five calendar days following the public announcement of such Alternative Proposal, and (ii) three Business Days prior to the Meeting, shall not constitute a breach of this Section 7.1(a)(iv);

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Alternative Proposal; or

(vi)

release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Alternative Proposal (it being acknowledged and agreed that the automatic termination or automatic release of any standstill provisions of any such agreement as the result of the entering into or announcement of this Agreement pursuant to the terms of any such agreement shall not be a breach of this Section 7.1(a)(vi)).

b)      The Company shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than the Acquiror or any of its Representatives) by the Company or any of its Representatives with respect to any Alternative Proposal or any potential Alternative Proposal. The Company shall immediately cease to provide any person (other than the Acquiror or any of its Representatives) with access to information concerning the Company in respect of any Alternative Proposal or any potential Alternative Proposal, and shall request the return or destruction of all confidential information provided to any person (other than the Acquiror or any of its Representatives) that has entered into a confidentiality agreement with the Company relating to any Alternative Proposal or potential Alternative Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured.

c)      The Company shall ensure that its Representatives are aware of the prohibitions in this Section 7.1 and the Company shall be responsible for any breach of this Section 7.1 by its Representatives.

7.2	Notification of Alternative Proposals

The Company shall promptly (and in any event within 24 hours) notify the Acquiror, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Company or its Representatives: (i) relating to an Alternative Proposal or potential Alternative Proposal or inquiry that could reasonably lead or be expected to lead to an Alternative Proposal; (ii) for discussions or negotiations in respect of an Alternative Proposal or potential Alternative Proposal; (iii) for non-public information relating to the Company or any Company Subsidiary, or access to properties, books, records or a list of Securityholders or a list of shareholders of any Company Subsidiary; (iv) for representation on the Board; or (v) for any material amendments to the foregoing. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer, or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Alternative Proposal or potential Alternative Proposal and such other details of the proposal, inquiry, offer or request that the Acquiror may reasonably request. The Company shall keep the Acquiror promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Acquiror with respect thereto.

7.3 \	Responding to Alternative Proposals and Superior Proposals

a)      Notwithstanding Section 7.1(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Meeting the Company receives a bona fide written Alternative Proposal (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of Section 4 of the Letter Agreement or, after the date hereof, in contravention of Section 7.1(a)), the Company and its Representatives may:

(i)

contact the person making such Alternative Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Alternative Proposal and the likelihood of its consummation so as to determine whether such Alternative Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)

if the Board determines, after consultation with its legal counsel and financial advisors, that such Alternative Proposal is, or is reasonably likely to lead to, a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(A)

furnish information with respect to the Company to the person making such Alternative Proposal and its Representatives only if such person has entered into a confidentiality and standstill agreement that contains provisions that are not less favourable to the Company than those contained in the Confidentiality Agreement (except that it shall permit the disclosure to the Acquiror required by this Section 7.3(a)(ii)(A)), provided that the Company sends a copy of such confidentiality and standstill agreement to the Acquiror promptly following its execution and the Acquiror is promptly provided with a list of, and access to (to the extent not previously provided to the Acquiror), the information provided to such person; and

(B)

engage in discussions and negotiations with the person making such Alternative Proposal and its Representatives, provided that all such discussions and negotiations shall cease during the Match Period.

b)      Notwithstanding Section 7.1(a) or any other provision of this Agreement, the Company may at any time prior to the Meeting (x) enter into an agreement (other than a confidentiality and standstill agreement contemplated by Section 7.3(a)(ii)(A)) with respect to an Alternative Proposal that is a Superior Proposal and/or (y) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Alternative Proposal that is a Superior Proposal, provided:

(i)	the Company shall have complied with its obligations under this Article 7;

(ii)

the Board has determined, after consultation with its legal counsel and financial advisors, that such Alternative Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)

the Company has delivered written notice to the Acquiror (A) of the determination of the Board that the Alternative Proposal is a Superior Proposal, (B) of the intention of the Board to approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by the Company, and (C) providing a summary of the valuation analysis attributed by the Board in good faith to any non-cash consideration included in such Alternative Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(iv)

at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Acquiror, which five Business Day period is referred to as the “Match Period” (for greater certainty, the Match Period shall expire at 5:00 p.m. (Vancouver time) on the fifth Business Day following day that the Superior Proposal Notice was delivered to the Acquiror);

(v)

if the Acquiror has offered to amend the terms of the Arrangement and this Agreement during the Match Period pursuant to Section 7.3(c), such Alternative Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Acquiror at the termination of the Match Period; and

(vi)	the Company terminates this Agreement pursuant to Section 9.2(h) and the Company has previously paid or, concurrently with termination pays, the Termination Payment to the Acquiror.

c)      During the Match Period, the Acquiror shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and the Company shall cooperate with the Acquiror with respect thereto, including negotiating in good faith with the Acquiror to enable the Acquiror to make such amendments to the Arrangement and this Agreement as the Acquiror deems appropriate as would enable the Acquiror to proceed with the Arrangement on such adjusted provisions. The Board shall review any such offer by the Acquiror to amend the terms of the Arrangement and this Agreement in order to determine, in the good faith exercise of its fiduciary duties, whether the Acquiror's offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Alternative Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Acquiror. If the Board determines that the Alternative Proposal would cease to be a Superior Proposal, the Acquiror shall amend the Arrangement and the Company and the Acquiror shall enter into an amendment to this Agreement reflecting the offer by the Acquiror to amend the terms of the Arrangement and this Agreement.

d)      The Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Alternative Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) the Board determines that a proposed amendment to the terms of the Arrangement and this Agreement would result in the Alternative Proposal not being a Superior Proposal, and the Acquiror has so amended the terms of the Arrangement; or (iii) the written request of the Acquiror. The Acquiror shall be given a reasonable opportunity to review and comment on the form and content of any such press release and the Company shall consider in good faith any comments made by the Acquiror.

e)      Nothing in this Agreement shall prevent the Board from: (i) responding through a directors' circular or otherwise as required by applicable Law to an Alternative Proposal that it determines is not a Superior Proposal; (ii) complying with any requirement to hold a meeting of shareholders of the Company requisitioned under the BCBCA; or (iii) taking all actions as may be mandated by a court or Regulatory Authority having jurisdiction. The Acquiror shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and the Company shall in good faith consider incorporating therein all reasonable comments made by the Acquiror.

f)      Each successive material modification of any Alternative Proposal shall constitute a new Alternative Proposal for purposes of Section 7.3(b) .

ARTICLE 8
OTHER COVENANTS

8.1	Further Assurances

Subject to the terms and conditions of this Agreement, each party agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Article 6 to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein, and (b) for the discharge by each party of its respective obligations under this Agreement and the Arrangement, including its obligations under applicable Law, in each case including the execution and delivery of such documents as the other party hereto may reasonably require. Each of the parties, where appropriate, shall reasonably cooperate with the other party in taking such actions.

8.2	Access

Upon reasonable notice and subject to the Confidentiality Agreement, each party agrees to continue to provide the other party and its Representatives with reasonable and immediate access (without disruption to the conduct of either party's business) to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable and immediate access to the properties of such party in order to allow the other party to continue to conduct such investigations as the other party may consider necessary or advisable, and further agrees to assist the other party in all reasonable ways in any investigations which the other party may wish to conduct. Any investigation by a party or its Representatives shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto.

8.3	Shareholder Claims

The Company shall notify the Acquiror of any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Time and the Company shall not settle or compromise any such claim without prior written consent of the Acquiror which shall not be unreasonably withheld.

8.4	Public Statements

The Company and the Acquiror shall issue a joint press release with respect to this Agreement and the Arrangement as soon as practicable, in a form acceptable to each party. Each party shall consult with the other party prior to issuing any other press releases or otherwise making public statements or public filings with respect to the Arrangement or this Agreement and shall provide the other party with a reasonable period of time to review and comment on all such press releases, statements or filings prior to the release thereof.

8.5	Regulatory Filings and Approvals

(a)      As soon as reasonably practicable after the date hereof, each party shall make all necessary filings, applications and submissions with Regulatory Authorities under all applicable Law in respect of the transactions contemplated herein.

(b)      Each party shall use its reasonable best efforts to obtain all Regulatory Approvals.

8.6	Co-operation Regarding Regulatory Filings and Approvals

(a)      Subject to applicable Law, each party shall provide the other party (or its legal counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions with Regulatory Authorities to be made by it and the other party shall use its commercially reasonable efforts to cooperate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all Regulatory Approvals required to be obtained by such party (including participating and appearing in any proceedings before Regulatory Authorities).

(b)      Each party shall promptly notify the other party of any material communication to such party from any Regulatory Authority in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Law, provide the other party (or its legal counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on any proposed written material communication to any such Regulatory Authority. Each party shall consult with the other party (or its legal counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Regulatory Authority in respect of the transactions contemplated herein and give the other party (or its legal counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

8.7	Alternative Transaction

(a)      In the event that the Acquiror concludes that it is necessary or desirable to proceed with another form of transaction (such as a take-over bid or amalgamation) whereby the Acquiror or its Affiliates would effectively acquire all of the Common Shares or the assets of the Company within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Shareholders that are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction, provided that any additional costs will be borne by the Acquiror.

(b)      In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

8.8	Insurance and Indemnification

(a)      The Acquiror will, or will cause the Company to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, provided, however, that prior to the Effective Date, the Company may, in the alternative, purchase customary run off directors’ and officers’ liability insurance at the Acquiror’s cost for a period of up to six years from the Effective Date with the prior written consent of the Acquiror, such consent not to be unreasonably withheld, conditioned or delayed.

(b)      the Acquiror agrees that following the Effective Date it shall cause the Company to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

(c)      The provisions of this Section 8.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

8.9	Acquiror Subco

The Acquiror will incorporate Acquiror Subco prior to the application for the Interim Order. Acquiror Subco will, from its incorporation until immediately prior to the Effective Time, have no assets or liabilities and be subject to no obligations other than pursuant to the Plan of Arrangement. The Acquiror hereby guarantees performance by Acquiror Subco of its obligations under the Plan of Arrangement.

ARTICLE 9
TERM, TERMINATION, AMENDMENT AND WAIVER

9.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except to the extent any terms are specifically noted herein as surviving the termination of this Agreement).

9.2	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Acquiror and the Company;

(b)	by the Acquiror or the Company, if the Securityholders do not approve the Arrangement Resolution at the Meeting in the manner required by the Interim Order;

(c)

by the Acquiror or the Company, if the Effective Date has not occurred on or prior to the Outside Date, other than as a result of the breach by such party of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect; provided, however, that if the Effective Date is delayed by (i) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (ii) any regulatory waiver, consent or approval which is necessary to permit the Effective Date to occur, then, provided that such injunction or order is being contested or appealed in good faith or such regulatory waiver, consent or approval is being actively sought in good faith, as applicable, this Agreement shall not be terminated pursuant to this Section 9.2 until the fifth Business Day following the earlier of the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable, and February 29, 2016;

(d)

by either the Company or the Acquiror, if any Regulatory Authority shall have enacted any law or issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such law, order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non- appealable;

(e)	subject to Section 9.6, by either the Company or the Acquiror, subject to Section 6.4, if:

(i)

any representation or warranty of the other party under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 6.2(a) or 6.3(b), as applicable, would be incapable of satisfaction; or

(ii)	the other party is in default of a material covenant or obligation hereunder such that the condition contained in Section 6.2(b) or 6.3(e), as applicable, would be incapable of satisfaction;

(f)	by the Acquiror, if:

(i)	the Board withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Arrangement Resolution in any manner adverse to the Acquiror;

(ii)	the Board fails to reaffirm its recommendation of the Arrangement within three Business Days (or such longer period as may be provided hereunder) of any written request to do so by the Acquiror;

(iii)	the Board recommends or approves an Alternative Proposal;

(iv)	the Board has resolved to do either (i) or (iii) above; or

(v)	the Company is in material default of any covenant or obligation under Article 7;

(g)

by the Acquiror, if the Meeting has not been held by December 31, 2015 unless the failure to hold the Meeting is the result of the Acquiror failing to provide the information set out in Section 2.3(d);

(h)

by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 7.3, provided the Company has paid to the Acquiror the applicable Termination Payment in compliance with Section 9.3 and provided the Company is not in breach of any of its covenants or obligations under this Agreement; or

(i)

by the Acquiror or the Company, if the Acquiror elects not to match a Superior Proposal in accordance with the terms of Section 7.3(b), provided the Company has paid to the Acquiror the applicable Termination Payment in compliance with Section 9.3.

9.3	Termination Payment

(a)      The Acquiror shall be entitled to a payment equal to all of its reasonable out-of-pocket expenses incurred by it in connection with the Arrangement, such amount not to exceed $250,000 (the “Termination Payment”) upon the occurrence of any of the following events (each a “Termination Payment Event”) which shall be paid by the Company within the time specified in respect of such Termination Payment Event:

(i)

this Agreement is terminated by the Acquiror pursuant to Section 9.2(f), in which case the Termination Payment shall be paid to the Acquiror by 1:00 p.m. (Vancouver time) on the first Business Day following termination;

(ii)

this Agreement is terminated by the Acquiror pursuant to Section 9.2(e), in which case the Termination Payment shall be paid to the Acquiror by 1:00 p.m. (Vancouver time) on the fifth Business Day following termination;

(iii)

this Agreement is terminated by the Acquiror pursuant to either Section 9.2(h) or Section 9.2(i), in which case the Termination Payment shall be paid to the Acquiror prior to or concurrently with such termination; and

(iv)

this Agreement is terminated by the Company for any reason other than a breach of this Agreement by the Acquiror and, within six (6) months of such termination, the Company announces and subsequently completes any transaction that would have been an Alternative Proposal hereunder, whether made to the Company before or after the date of termination of this Agreement, in which case the Termination Payment shall be made to the Acquiror prior to or concurrently with the completion of such transaction.

(b)      If the Agreement is terminated by the Company pursuant to Section 9.2(e) the Acquiror shall pay such amount (the “Company Expense Reimbursement Amount”) as is required to reimburse the Company for all reasonable out-of-pocket expenses incurred by it in connection with the Arrangement, to a maximum of $250,000, by 1:00 p.m. (Vancouver time) on the fifth Business Day following termination.

(c)      The Termination Payment or Company Expense Reimbursement Amount shall be paid by wire transfer in immediately available funds to an account specified by the Acquiror or the Company, as applicable.

9.4	Effect of Termination

Where a Termination Payment Event occurs or where the Company Expense Reimbursement Amount becomes payable, such payment of the Termination Payment or the Company Expense Reimbursement Amount, as the case may be, to be received pursuant to Section 9.3 is the sole remedy in compensation or damages of a party under this Agreement in respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event or requirement to pay the Company Expense Reimbursement Amount. In the event of termination of this Agreement pursuant to Section 9.2, this Agreement shall be of no further force and effect, except that Section 9.3, this Section 9.4 and Article 10 shall survive the termination of this Agreement.

9.5	Remedies

Subject to Section 9.4, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching Party shall also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance and the parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at Law or equity to each of the parties.

9.6	Pre-Payment of Credit Facility

Notwithstanding anything else set out herein, this Agreement may not be terminated by the Acquiror pursuant to Section 9.2(e) unless the Acquiror has previously paid or, concurrently with such termination pays, all amounts advanced under the Credit Facility together with all accrued interest thereon.

ARTICLE 10
GENERAL PROVISIONS

10.1	Amendment

(a)      Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties, without further notice to or authorization on the part of the Securityholders, and any such amendment may without limitation:

(i)	change the time for performance of any of the obligations or acts of the parties;

(ii)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(iv)	waive compliance with or modify any conditions precedent herein contained.

(b)      Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

10.2	Waiver

Any party may (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive compliance, except as provided herein, with any of the other party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other party's representations or warranties contained herein or in any document delivered by the other party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and, unless otherwise provided in the written waiver, shall be limited to the specific breach or condition waived and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise or the exercise of any right, power or privilege under this Agreement.

10.3	Expenses; Advisors

(a)      The parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees (including those of the Fairness Advisor), regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses except as specifically provided otherwise herein.

(b)      The Company represents and warrants to the Acquiror that, with the exception of the Fairness Advisor, no Securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder's or other similar fee or commission, or to the reimbursement of any of its expenses (other than directors, officers, employees and consultants not acting as a broker, finder or investment banker), in connection with the transactions contemplated herein based upon arrangements made by or on behalf of the Company.

10.4	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by email, facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by email or facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

	Fax:	[Fax number redacted]
	Email:	[Email address redacted]
	Attention:	David De Witt, President

with a copy to:

DuMoulin Black LLP
10th floor – 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

	Attention:	Jason Sutherland
	Tel:	[Telephone number redacted]
	Email:	[Email address redacted]

(b)	if to the Acquiror:

1500 – 1040 West Georgia Street,
Vancouver, BC, V6E 4H1,

	Fax:	[Fax number redacted]
	Email:	[Email address redacted]
	Attention:	Trevor Thomas, Secretary

with a copy to:

McMillan LLP
Royal Centre
1055 West Georgia Street
Suite 1500, PO Box 11117
Vancouver, B.C. V6E 4N7

	Attention:	Bernhard J. Zinkhofer
	Fax:	[Fax number redacted]
	Email:	[Email address redacted]

10.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, such term, provision, covenant or restriction shall be deemed severed herefrom and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall thereupon promptly and in good faith negotiate to modify this Agreement to the extent practicable with replacement provisions which are lawfully effective and which will preserve to the maximum extent each party's benefits under the severed term, provision, covenant or restriction.

10.6	Entire Agreement

This Agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

10.7	Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other party.

10.8	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

10.9	Contra Proferentem

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose legal counsel) prepared the executed agreement or any earlier draft of the same.

10.10	No Third Party Beneficiaries

Except as provided for in Section 8.8, this Agreement is not intended to confer to any person other than the parties any rights or remedies.

10.11	Time of Essence

Time shall be of the essence in this Agreement.

10.12	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

NORTHERN DYNASTY MINERALS LTD.

by	“Ron Thiessen”
Authorized Signatory

MISSION GOLD LTD.

by	“David De Witt”
Authorized Signatory

SCHEDULE A
Plan of Arrangement

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Acquiror” means Northern Dynasty Minerals Ltd.;

“Acquiror Shares” means the common shares of the Acquiror;

“Acquiror Subco” means a wholly owned subsidiary of the Acquiror incorporated under the BCBCA and created solely for the purpose of the Arrangement;

“Acquiror Subco Shares” means common shares in the capital of Acquiror Subco;

“Amalgamated Company” means the continuing corporation constituted upon the amalgamation of the Amalgamating Companies pursuant to this Plan of Arrangement;

“Amalgamating Companies” means Acquiror Subco and the Company, collectively;

“Amalgamation” means the amalgamation of the Amalgamating Companies as contemplated by this Plan of Arrangement;

“Arrangement” means the arrangement proposed by the Company under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out herein, subject to any amendments or variations thereto made in accordance with Section 10.1 of the Arrangement Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both the Acquiror and the Company, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement, including all schedules annexed thereto, dated as of October 30, 2015 between the Acquiror and the Company, as amended, supplemented or otherwise modified from time to time in accordance with its terms;

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“Arrangement Resolution” means the special resolution of the Securityholders of the Company approving the Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday, or a statutory holiday in Vancouver, British Columbia;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Common Shares” means the common shares of the Company;

“Company” means Mission Gold Ltd.;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Trust Company of Canada, as depositary at its offices as set out in the Letter of Transmittal;

“Disclosure Letter” means the disclosure letter delivered by the Company to the Acquiror contemporaneously with the execution and delivery of the Arrangement Agreement;

“Dissent Rights” has the meaning set out in Section 3.1;

“Dissenting Shareholder” means a registered holder of Common Shares who has validly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder;

“Effective Date” means the date the Acquiror and the Company agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, including that the Final Order has been granted by the Court;

“Effective Time” means 12:01 a.m. (Vancouver time), on the Effective Date, or such other time as Acquiror and the Company agree to in writing before the Effective Date;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means 0.55 of an Acquiror Share per Common Share, subject to adjustment in accordance with Section 2.11 or 2.12 of the Arrangement Agreement;

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“Final Order” means the order of the Court approving the Arrangement under section 291 of the BCBCA, in a form acceptable to the Company and the Acquiror, each acting reasonably, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Final Proscription Date” has the meaning set out in Section 4.3;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement, in a form acceptable to the Company and the Acquiror, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended, modified, supplemented or varied by the Court;

“Letter of Transmittal” means the letter of transmittal for use by the Securityholders with respect to the Arrangement in the form accompanying the Circular;

“Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution and all other matters requiring approval pursuant to the terms and conditions of the Arrangement Agreement or the Interim Order;

“Plan of Arrangement” means this plan of arrangement as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Regulatory Authority” means:

(a)

Any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX, the NYSE MKT and the TSXV;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Replacement Warrant” has the meaning set out in Section 2.3(b)(xiii) of this Plan of Arrangement;

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“Securityholders” means, collectively, Shareholders and Warrantholders;

“Shareholders” means the holders of Common Shares;

“Tax Act” means the Income Tax Act (Canada), as amended;

Transaction Consideration” means the consideration to be received by Shareholders and Warrantholders pursuant to the Plan of Arrangement in respect of each Common Share and Warrant that is issued and outstanding immediately prior to the Effective Time, comprising of (i) for holders of Common Shares, 0.55 of an Acquiror Share issuable for each Common Share and (ii) for holders of Warrants, one Replacement Warrant for each whole Common Share which the Warrants are exercisable to acquire immediately prior to the Effective Time;

“Warrantholders” means holders of the Warrants; and

“Warrants” means the outstanding share purchase warrants of the Company.

1.2	Construction

Except as may be otherwise specifically provided in this Plan of Arrangement and unless the context otherwise requires, in this Plan of Arrangement:

(a)      the terms “Plan of Arrangement”, “this Plan of Arrangement”, “the Plan of Arrangement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Plan of Arrangement in its entirety and not to any particular provision hereof;

(b)      references to an “Article”, “Section”, or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Plan of Arrangement;

(c)      the division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement;

(d)      words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)      references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto) as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;

(f)      if the date on which any action is required to be taken hereunder by the Company or the Acquiror is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(g)      references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto; and

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(h)      wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.4	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement and forms a part of the Arrangement Agreement. If there is any conflict or inconsistency between the provisions of the Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of the Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Acquiror, Acquiror Subco, the Company and the Securityholders (including the Dissenting Shareholders).

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following sequence, except where noted, without any further act or formality of or by the Company, Acquiror Subco, the Acquiror or any other person: \

(a)      each Common Share held by a Dissenting Shareholder shall be irrevocably transferred to the Acquiror (free and clear of all Encumbrances) without any further act or formality and:

(i)

such Dissenting Shareholder shall cease to be the holder of such Common Shares so transferred and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Common Shares by the Acquiror as set out in Section 3.1;

(ii)	such Dissenting Shareholder's name shall be removed as the holder of such Common Shares from the central securities register of holders of Common Shares maintained by or on behalf of the Company; and

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(iii)

the Acquiror shall become the sole legal and beneficial holder of such Common Shares so transferred (free and clear of all Encumbrances) and shall be entered in the central securities register of holders of Common Shares maintained by or on behalf of the Company; and

(b)      the Company and Acquiror Subco will be amalgamated under Division 5 of Part 9 of the BCBCA and continue as one company as if they were amalgamated under section 276 of the BCBCA on the following terms and otherwise on the terms set out in this Plan of Arrangement and the Court Order implementing it:

(i)	the name of the Amalgamated Company will be “MGL Subco Ltd.”;

(ii)	the Amalgamated Company will have, as its notice of articles, the notice of articles of the Company in effect immediately before the Effective Date;

(iii)	the Amalgamated Company will have as its articles, the articles of the Company in effect immediately before the Effective Date;

(iv)	the Amalgamated Company will become capable immediately of exercising the functions of an incorporated company;

(v)	the Amalgamated Company will have the powers and obligations of a business corporation provided in the BCBCA;

(vi)	the number of directors of the Amalgamated Company will be set at one;

(vii)	the first director of the Amalgamated Company will be Trevor Thomas;

(viii)	the property, rights and interests of each of the Amalgamating Companies will continue to be the property, rights and interests of the Amalgamated Company;

(ix)	the registered office of the Amalgamated Company will be the registered office of the Acquiror;

(x)	the Amalgamated Company will continue to be liable for the obligations of each of the Amalgamating Companies;

(xi)

an existing cause of action or claim by or against, or liability of, or legal proceeding being prosecuted by or against, either of the Amalgamating Companies is unaffected by the Amalgamation, and every such action, claim, liability or legal proceeding will continue and may be pursued by or against the Amalgamated Company as the case may be;

(xii)	every conviction against, or ruling, order or judgment in favour of or against either of the Amalgamating Companies may be enforced by or against the Amalgamated Company as the case may be;

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(xiii)	in consequence of the Amalgamation,

(A) each Common Share held by a Shareholder, other than a Dissenting Shareholder, shall be cancelled and the holder’s name shall be removed from the Amalgamated Company’s central securities register, and in consideration therefor the holder thereof shall receive the number of fully paid and non-assessable Acquiror Shares determined by multiplying the number of the Common Shares held by the Shareholder in the Company immediately before the Effective Time by the Exchange Ratio, provided that no fractional Acquiror Share shall be issued to a Shareholder pursuant to the exchange set out herein; and

(B) the outstanding Warrants shall without any further action on the part of any Warrantholder, be exchanged for warrants (the “Replacement Warrants”) to purchase Acquiror Shares on the basis of one Replacement Warrant for each whole Common Share which the Warrants are exercisable to acquire immediately prior to the Effective Time. Such Replacement Warrants shall provide for an exercise price per Acquiror Share (rounded up to the nearest whole cent) equal to the exercise price per Common Share otherwise applicable pursuant to the Warrants when such Warrants were exercisable to acquire Common Shares multiplied by 110%. Except as provided in this Section 2.3(b)(xiii) in connection with the price and security into which the Warrants are exercisable, the term, exercisability and all other terms and conditions of the Warrants in effect immediately prior to the Effective Time shall govern the Replacement Warrants for which the Warrants are so exchanged;

(xiv)

the Acquiror shall receive one fully paid and non-assessable share in the capital of the Amalgamated Company for each Acquiror Subco Share held by the Acquiror immediately before the Effective Time, and all such Acquiror Subco Shares will be cancelled;

(xv)

in consideration of the issuance of Acquiror Shares pursuant to this Section 2.3, the Amalgamated Company shall issue to the Acquiror one common share in the capital of the Amalgamated Company for each Acquiror Share issued but no securities will be issued by the Amalgamating Company to the Acquiror in consideration of the issuance of Replacement Warrants by the Acquiror; and

(xvi)	the Amalgamated Company will thereupon be a wholly-owned subsidiary of the Acquiror.

2.4	No Fractional Shares

Following the Effective Time, if the aggregate number of Acquiror Shares to which a former holder of Common Shares would otherwise be entitled would include a fractional share, then the number of Acquiror Shares that such former holder of Common Shares is entitled to receive shall be rounded down to the nearest whole number if such fraction is 0.5 or less and shall be rounded up to the nearest whole number if such fraction is greater than 0.5.

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ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under Division 2 of Part 8 of the BCBCA, the Interim Order and this Section 3.1 in connection with the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company at least two days before the Meeting. Shareholders who duly exercise such Dissent Rights and who:

(a)      are ultimately determined to be entitled to be paid fair value by the Acquiror for the Common Shares in respect of which they have validly exercised Dissent Rights will be deemed to have irrevocably transferred such Common Shares to the Acquiror (free and clear of all Encumbrances) pursuant to Section 2.3(a); or

(b) are ultimately not entitled, for any reason, to be paid fair value by the Acquiror for the Common Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a holder of Common Shares to which Section 2.3(b) applies;

but in no case will the Company, the Acquiror or any other person, including the Depositary, be required to recognize any Dissenting Shareholder as a holder of Common Shares or common shares of the Amalgamated Company after the completion of the steps set out in Section 2.3(a) . Each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Common Shares or any rights to be a shareholder in respect of the Amalgamated Company in relation to which such Dissenting Shareholder has exercised Dissent Rights and the names of each Dissenting Shareholder will be removed from the central securities register of the Company as of the commencement of the implementation of the Arrangement on the Effective Date. For greater certainty, and in addition to any other restriction under Section 242 of the BCBCA, neither:

(i)	Warrantholders, in any event, nor

(ii)	Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution;

shall be entitled to exercise Dissent Rights.

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ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)      At or before the Effective Time, the Acquiror will deposit or cause to be deposited with the Depositary Acquiror Shares in the aggregate amount sufficient to satisfy the payment obligations contemplated by Section 2.3(b) for all Shareholders (calculated and deposited without reference to whether any Shareholders have exercised Dissent Rights). Such amount will be held for the purpose of satisfying such obligations.

(b)      As soon as practicable following the later of the Effective Time and the delivery to the Depositary by or on behalf of a former holder of Common Shares of a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require including a certificate which immediately prior to the Effective Time represented the outstanding Common Shares that were transferred under Section 2.3(b) and such other documents and instruments as would have been required to effect such transfer under the BCBCA and the articles of the Company after giving effect to Sections 2.3(b), the former holder of such Common Shares will be entitled to receive the Transaction Consideration which such former holder is entitled to receive pursuant to Section 2.3(b), less any amounts withheld pursuant to Section 4.5.

(c)      From and after the Effective Time, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the time described in Section 2.3(b) to represent only the right to receive from the Depositary upon such surrender of the applicable Transaction Consideration in lieu of such certificate as contemplated in Section 4.1(b), or in the case of Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value by the Acquiror for the Common Shares in respect of which they have validly exercised Dissent Rights, the fair value of their Common Shares, less, in each case, any amounts withheld pursuant to Section 4.5.

(d)      Subject to Section 4.3, the Company and the Acquiror will cause the Depositary, as soon as practicable following the later of the Effective Time and the date of deposit by any former holder of Common Shares of the documentation required pursuant to Section 4.1(b), to:

(i)	deliver or cause to be delivered to such former holder of Common Shares at the address specified in the Letter of Transmittal;

(ii)

if requested by such former holder of Common Shares in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by such former holder of Common Shares; or

(iii)

if the Letter of Transmittal neither specifies an address as described in Section 4.1(d)(i) nor contains a request as described in Section 4.1(d)(ii), deliver or cause to be delivered to such former holder of Common Shares at the address of such former holder as shown on the securities register of the Company maintained by or on behalf of the Company immediately prior to the Effective Time;

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a certificate representing the Acquiror Shares to which such former holder of Common Shares is entitled to in accordance with the provisions hereof, less any amounts withheld pursuant to Section 4.5.

4.2	Lost Certificates

In the event any certificate, which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by the Acquiror pursuant to Section 2.3, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Transaction Consideration to which such holder is entitled pursuant to Section 2.3. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the former holder of such Common Shares may be required, upon request, as a condition precedent to the delivery thereof, to give a bond satisfactory to the Depositary, the Acquiror and the Company in such sum as the Acquiror may direct or otherwise indemnify the Acquiror and the Company in a manner satisfactory to the Acquiror and the Company against any claim that may be made against the Acquiror or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Extinction of Rights

If any former holder of Common Shares fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such former holder to receive the Transaction Consideration which such former holder is entitled to receive pursuant to Section 2.3 on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then:

(a)      the Acquiror Shares which such former holder was entitled to receive shall be automatically transferred to the Acquiror and the certificates representing such Acquiror Shares shall be delivered to Acquiror by the Depositary for cancellation, and the interest of the former holder in such Acquiror Shares to which it was entitled shall be terminated as of the Final Proscription Date; and

(b)      any certificate representing Common Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Acquiror and will be cancelled. Neither the Company nor the Acquiror, or any of their respective successors, will be liable to any person in respect of any Acquiror Shares (including any Acquiror Shares previously held by the Depositary in trust for any such former holder) which is forfeited to the Acquiror or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

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4.4	Dividends or Other Distributions

No dividends or distributions declared or made after the Effective Date with respect to Acquiror Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Date, represented outstanding Common Shares unless and until the holder of such certificate shall have complied with the provisions of this Article 4. Subject to applicable Law and to Article 4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Date theretofore paid with respect to such Acquiror Shares.

4.5	Withholding Rights

The Acquiror, the Company and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any person hereunder or under the Arrangement Agreement such amounts as the Acquiror, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable Law. To the extent that the withheld amount may be reduced, the Acquiror, the Company and the Depositary, as the case may be, acting reasonably, shall withhold on such lower amount. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes under this Agreement or the Arrangement Agreement as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Regulatory Authority.

ARTICLE 5
AMENDMENTS AND TERMINATION

5.1	Amendments to Plan of Arrangement

(a)      The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Acquiror, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(b)      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting (provided that the Acquiror shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meeting (subject to the requirements of the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)      Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Acquiror, and (ii) if required by the Court, is consented to by the Securityholders voting in the manner directed by the Court.

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(d)      Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Acquiror, provided that it concerns a matter which, in the reasonable opinion of the Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any former Securityholders.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B

Arrangement Resolution

RESOLUTION OF THE SECURITYHOLDERS
OF MISSION GOLD LTD. (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)      The arrangement (as it may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Schedule ♦ to the Management Information Circular of the Company dated ♦, 2015 (the “Circular”), is hereby authorized, approved and agreed to.

(b)      The plan of arrangement (the “Plan of Arrangement”) involving the Company and implementing the Arrangement, the full text of which is set out in Schedule A to the Circular (as the Plan of Arrangement may be, or may have been, amended, supplemented or otherwise modified from time to time in accordance with its terms), is hereby authorized, approved and adopted.

(c)      The Arrangement Agreement dated as of October ♦, 2015 between the Company and Northern Dynasty Minerals Ltd. and all of the transactions contemplated therein, as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

(d)      Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any securityholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(e)      Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

Representations and Warranties of the Company

1.	Organization and Qualification

The Company is validly existing as a corporation under the Law of the Province of British Columbia and has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary. Copies of the Articles of the Company and the Notice of Articles of the Company (including any amendments)(collectively, the “Company Governing Documents”) heretofore delivered to the Acquiror are accurate and complete as of the date hereof and have not been amended or superseded, and the Company has not taken any action to amend or supersede such documents.

2.	Subsidiaries and Joint Ventures

Except for the Company Subsidiaries, the Company does not have any material interest in any person, company, partnership, joint venture or other business organization. Each of the Company Subsidiaries is duly organized and validly existing under the Law of its jurisdiction of incorporation, has the corporate power and authority to own its assets and conduct its business as currently owned and conducted by it and is qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary. The Company’s ownership interest in each of the Company Subsidiaries is set out in Section 2 of the Disclosure Letter. All of the outstanding shares of each of the Company Subsidiaries are validly issued, fully-paid and non-assessable and all such shares or interests, as the case may be, are owned free and clear of all liens, claims or Encumbrances. The Company has no interest in any entity that may be characterized as a joint venture.

3.	Compliance with Law and Licences

Each of the Company and each Company Subsidiary has complied with and is in compliance with all Law applicable to the operation of their respective businesses and, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company, each of them has all concessions, licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is required in connection with the ownership of their respective assets or the conduct of their respective operations and each of the Company and each Company Subsidiary has fully complied with and is in compliance with all such concessions, licences, permits, orders, approvals and registrations, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. None of the Company nor any Company Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such concessions, licences, permits, orders, approvals or registrations, or of any intention of any government or Regulatory Authority to revoke or refuse to renew any of such concessions, licences, permits, orders, approvals or registrations, and to the best of the knowledge of the Company and each Company Subsidiary, all such concessions, licences, permits, orders, approvals and registrations shall continue to be effective and any required renewals thereof shall be available in order for the Company and each Company Subsidiary to continue to conduct their respective businesses as they are currently being conducted and in accordance with the existing plans of the Company and each Company Subsidiary. None of the Company nor any Company Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of, (a) its articles or by-laws or equivalent organizational documents, or (b) any agreement or understanding to which it or by which any of its properties is bound or affected, except for any conflict, default or breach, which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

4.	Capitalization

(a)      The authorized equity capital of the Company consists of an unlimited number of Common Shares. As at the date hereof, 50,472, 561 Common Shares (and no other shares) are issued and outstanding and all such shares are fully-paid and non-assessable shares. In addition, as of the date hereof, there are outstanding Nil Options and Warrants providing for the issuance of an aggregate of 16,673,368 Common Shares upon the exercise thereof, the details of which Warrants are set out in Section 4(a) of the Disclosure Letter.

(b)      Except as described in Section 4(a) of this Schedule C or in Section 4(b) of the Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Company or any Company Subsidiary to issue or sell any shares of any capital stock of the Company or any Company Subsidiary or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of the Company or any Company Subsidiary or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any Company Subsidiary. The holders of outstanding Common Shares are not entitled to pre-emptive or other similar rights.

5.	Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Arrangement, other than the approval by the Securityholders of the Arrangement Resolution, the TSXV and, with respect to the Circular and other matters related thereto, the approval of the Board. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable by the Acquiror against the Company in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. The execution and delivery by the Company of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the consummation of the transactions contemplated hereby shall not:

(a)

result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any third party right of termination, amendment, first refusal, shot-gun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(i)	the Company Governing Documents or the constating documents or by-laws of any Company Subsidiary;

(ii)	any applicable Law to which the Company or any Company Subsidiary is subject or by which the Company or any Company Subsidiary is bound; or

(iii)	any Contract;

(b)

give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Company or any Company Subsidiary, or cause any such indebtedness to come due before its stated maturity, under any Contract or cause any available credit to cease to be available;

(c)

give rise to any rights of first refusal or change in control payment or similar obligation or any restriction or limitation under any such Contract or result in the imposition of any encumbrance, charge or lien upon (i) any of the Company's assets or the assets of any Company Subsidiary, or (ii) the Company Properties; or

(d)	result in any payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any Related Party of the Company or any Company Subsidiary.

No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Regulatory Authority is required to be obtained or made by or with respect to the Company or any Company Subsidiary for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement or the ability of the Acquiror to conduct operations at the Company Properties as currently conducted or, as contemplated to be conducted at the Effective Time, other than:

(a)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b)	the Final Order, and any filings required in order to obtain the Final Order; and

(c)	such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV as are contemplated by this Agreement.

6.	Operational Matters

All rent, royalties, overriding royalty interest, production payments, net profits, interest burdens, contract commitments, payments and obligations (including applicable mining concessions and fees for not yet titled mining claims) due and payable, or performable, as the case may be, under, with respect to, or on account of any direct or indirect assets of the Company or any Company Subsidiary (including, for greater certainty, the Company Properties) have been duly paid or duly performed in all material respects. All costs, expenses, liabilities payable, and obligations under the terms of any Contracts to which the Company or any Company Subsidiary is directly or indirectly bound have been properly and timely paid or performed in all material respects.

7.	Material Agreements

(a)      All Contracts material to the business or assets or the equity value of the Company and the Company Subsidiaries are set out in Section 7(a) of the Disclosure Letter and the Company has made available to the Acquiror for inspection true and complete copies of all such Contracts.

(b)      All such Contracts are in full force and effect, and each of the Company and any Company Subsidiary that is party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company and each Company Subsidiary has complied in all material respects with all terms of such Contracts, has paid all amounts due thereunder, has not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of the Company or any Company Subsidiary.

(c)      No Contract is subject to any termination fees, cancellation costs or other similar penalties that would be or become payable by the Company or any Company Subsidiary upon termination of such Contract or agreement following a change of control of the Company or upon completion of the transactions contemplated by this Agreement.

(d)      No approval or consent of any person is needed in order that such Contracts continue in full force and effect following consummation of the transactions contemplated hereby and neither the Company nor any Company Subsidiary is a party to any such Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Company or any Company Subsidiary.

(e)      The Company is in compliance with the terms of the Letter Agreement.

8.	Shareholder and Similar Agreements

Neither the Company nor any Company Subsidiary is party to or aware of any (a) shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is aware of any such shareholder, pooling, voting trust or other agreements, or (b) contracts, agreements or understandings relating to any securities of the Company or any Company Subsidiary with any director or, officer of, or consultant to, the Company or any Company Subsidiary.

9.	Filings

(a)      The Company is a reporting issuer in British Columbia and Alberta (and in no other jurisdiction in Canada). The Company is not subject to reporting requirements under the Exchange Act or of any jurisdiction outside Canada and the United States. The Company is not in default in the performance of any of any of its obligations under legislation of such provinces and is in compliance with the applicable rules and regulations of the TSXV.

(b)      To the knowledge of the Company documents or information filed by the Company under applicable Law since and, including September 30, 2014, including: (i) the Company's management information circular dated May 25, 2015 in respect of the annual general and special meeting of Shareholders held June 23, 2015; (ii) the Company's audited consolidated financial statements for the years ended September 30, 2014 and 2013 and the related management discussion and analysis; (iii) the Company's interim unaudited consolidated financial statements for the three and nine months ended June 30, 2015 and the related management discussion and analysis; (iv) any material change reports that have been filed by the Company between September 30, 2014 and the date hereof; (v) all press releases filed by the Company on SEDAR after September 30, 2014; (vi) the Alto Parana Technical Report; and (vii) any such documents or information filed by the Company after the date hereof and before the Effective Time (collectively items (i) through (ix) above, the “Company Public Documents”), but excluding the El Petate Technical Report and the Commonwealth Technical Report, are or shall be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any Misrepresentation as of the respective dates.

(c)      There is no material change which has occurred with respect to which the requisite material change report has not been filed by the Company with the securities regulatory authorities in the applicable provinces of Canada. The Company has not filed any confidential material change reports that remain confidential. All material agreements required to be filed by the Company with the securities regulatory authorities, in the applicable provinces of Canada have been filed.

(d)      The Company has filed all technical reports as required under NI 43-101.

(e)      The Alto Parana Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and the Company believes that the Alto Parana Technical Report reasonably presented the quantity of mineral resources attributable to the applicable mineral properties as at the date stated therein based upon information available at the time the Alto Parana Technical Report was prepared.

(f)      The Company made available to the authors of the Alto Parana Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, which information, to the knowledge of the Company, did not contain any material misrepresentation at the time such information was so provided.

(g)      As at the date hereof, the Company has not made any disclosure of scientific or technical information in respect of the Company Properties that is not supported by a technical report that the Company has filed under NI 43-101 or requires the filing of a technical report under NI 43-101;

(h)      The Company is in compliance with the provisions of NI 43-101 in all material respects.

10.	Books and Records

The books, records and accounts of the Company and each Company Subsidiary: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of the Company, in each case, in all material respects. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for assets and liabilities. The Company's minute books and the minute books of each Company Subsidiary have been maintained in compliance with applicable Law and are complete and accurate in all material respects.

11.	Financial Statements

(a)      To the knowledge of the Company, the audited consolidated balance sheets and related consolidated statements of loss and comprehensive loss and deficit and statements of cash flows of the Company as at and for the financial years ended September 30, 2014 and 2013 were:

(i)	prepared in accordance with IFRS;

(ii)

present fairly, in all material respects, the consolidated financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto); and

(iii)	reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis.

(b)      The unaudited consolidated balance sheet and related consolidated statements of loss and comprehensive loss and deficit and statements of cash flows of the Company as at and for the three and nine months ended June 30, 2015 contained in the Company Public Documents were prepared by management in accordance with IFRS. Such statements present fairly, in all material respects, the consolidated financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such financial statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company and the Company Subsidiaries on a consolidated basis. Since September 30, 2014, the Company has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Company's financial statements, including the notes thereto.

(c)      The Company has (A) designed such disclosure controls and procedures, or caused them to be designed under the supervision of the Chief Executive Officer and Chief Financial Officer of the Company, to provide reasonable assurance that material information relating to the Company and the Company Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer, particularly during the period in which the annual or interim filings are being prepared, and (B) designed such internal control over financial reporting, or caused it to be designed under such Chief Executive Officer's and Chief Financial Officer's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and IFRS, as the case may be. The Company has not failed to disclose in the Company Public Documents or to the Acquiror in writing prior to the date of this Agreement, any information regarding any event, circumstance or action taken or failed to be taken since September 30, 2014 within the knowledge of the Company and not within the knowledge of the Acquiror as at the date of this Agreement having an effect which could constitute a Material Adverse Effect. From September 30, 2014 to the date of this Agreement, the Company has received no material complaints from any source regarding accounting, internal accounting controls or auditing matters or expressions of concern from employees, consultants and/or independent contractor of the Company regarding questionable accounting or auditing matters.

12.	Undisclosed Liabilities

None of the Company or any Company Subsidiary has any liabilities or obligations of any nature required to be set forth in a consolidated balance sheet or in the notes to the consolidated financial statements of the Company and the Company Subsidiaries under IFRS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, except (a) liabilities or obligations disclosed in the balance sheet forming part of the Company's audited consolidated financial statements for the year ended September 30, 2014 or the Company’s interim consolidated financial statements for the period ended June 30, 2015, and (b) other liabilities and obligations of similar character incurred since the date of such financial statements in the ordinary course of business. All of the liabilities and obligations (including accounts payable), as defined under IFRS, of the Company and any Company Subsidiary as at June 30, 2015 that are individually, or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, are set out in the Company’s interim consolidated financial statements for the period ended June 30, 2015. None of the assets of the Company or the Company Subsidiaries is subject to any mortgage, pledge or security interest.

13.	Interest in Properties

(a)      Each of the Company and the Company Subsidiaries owns, exclusively possesses or has obtained, and is in compliance with, all concessions, licences, permits, certificates, orders, grants and other authorizations of or from any Regulatory Authority necessary to conduct its respective businesses relating to its properties (including the Company Properties) as they are currently being conducted and as they are presently contemplated.

(b)      (i) the Company Properties (A) are accurately and completely described in Schedule E, and (B) have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral concessions; (ii) there are no mineral concessions or other property rights of the Company or the Company Subsidiaries other than those set out in Schedule E; (iii) the Company or a Company Subsidiary has the exclusive right to deal with the Company Properties; (iv) no person other than the Company or a Company Subsidiary has any material interest in the Company Properties or any right to acquire any such interest; (v) there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company's or a Company Subsidiary's interests in the Company Properties; (vi) neither the Company nor any Company Subsidiary has received any notice, whether written or oral, from any Regulatory Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke its interest in the Company Properties; and (vii) the Company Properties are in good standing under applicable Law and are adequate and suitable for the purposes for which they are currently being used and all work required to be performed has been performed and all taxes, fees, expenditures and other payments in respect thereof have been paid and all filings in respect thereof have been made.

(c)      The Company and the Company Subsidiaries have all necessary surface rights, access rights and other rights and interests relating to the areas of the Company Properties conduct business granting the Company and the Company Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Company and the Company Subsidiaries, with only such exceptions as do not materially interfere with the use made by the Company and the Company Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or a Company Subsidiary, as applicable.

(d)      There are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Company, that are pending or threatened, affecting or which could affect the title to or right to explore or develop any of the Company Properties, including the title to or ownership by the Company or a Company Subsidiary of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Company Properties.

(e)      Neither the Company nor any Company Subsidiary, or any predecessor, subsidiary or Affiliate thereof, has any liability or obligation, or to the knowledge of the Company, potential liability or obligation (pursuant to indemnification obligations or pursuant to any guarantee or otherwise) in respect of or relating to any assets, rights or interests (including any interests in mineral properties) which were previously held or used by the Company or any Company Subsidiary and which were sold, assigned or otherwise transferred to any other person or abandoned prior to the date hereof.

14.	Absence of Certain Changes or Events

Except as set out in the Company Public Documents, since September 30, 2014: (a) the Company and each of the Company Subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that has had or is reasonably likely to have a Material Adverse Effect in respect of the Company, has been incurred; (c) there has not been any acquisition or sale by the Company or any Company Subsidiary of any interest in any material property or assets; (d) the Company has not declared or paid any dividends or made any other distributions on any of the Common Shares; (e) the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Common Shares; (f) there has not been any increase or modification of the compensation payable to or to become payable by the Company or any Company Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Options) to, for or with any of such directors, officers employees or consultants, other than in the ordinary and regular course of business consistent with past practice; (g) none of the Company or any Company Subsidiary has adopted any, or materially amended any, collective bargaining agreement, bonus, pension profit sharing, stock purchase, stock option or other benefit plan; and (h) there has not been any event which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company.

15.	No Defaults

None of the Company or any Company Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default, any Contract to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

16.	Severance and Employment Agreements

(a)      None of the Company or any Company Subsidiary has entered into any written or oral agreement or understanding providing for severance, termination or other payments to any director, officer, employee or consultant in connection with the termination of his or her position or his or her employment following a change in control of the Company or on a change in control of the Company.

(b)      None of the Company or any Company Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current pending or threatened strikes, lock-outs or work slowdowns or stoppages at the Company or any Company Subsidiary and there has not been any such strike, lock-out or work slowdown or stoppage in the last five years.

(c)      None of the Company or any Company Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation, actual or, to the knowledge of the Company, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(d)      Each of the Company and each Company Subsidiary has operated in accordance, in all material respects, with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any board or tribunal with respect to any of the areas listed herein.

(e)      Section 16(e) of the Disclosure Letter sets out a complete and accurate list of the names of all individuals who are full-time or part-time employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of the Company or any Company Subsidiary (“Employees”) and the position, length of service, location of employment and compensation and benefits of each Employee. Such list includes all Employees as at the date hereof including any on lay-off or leave of absence, who have been absent continually from work for a period in excess of one month.

(f)      All independent contractor or consulting Contracts (i) have been summarized in Section 16(f) of the Disclosure Letter, and (ii) are terminable upon 30 days' prior written notice without the provision of severance, termination pay or any other payment obligation following such termination. All independent contractors or consultants of the Company or any Company Subsidiary have been properly characterized as such in accordance with applicable Law.

(g)      None of the Company or any Company Subsidiary has made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employees (including any increase pursuant to a Benefit Plan) or any increase in any such compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee, except in the usual, ordinary and regular course of business and consistent with past practice.

(h)      All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canadian Pension Plan premiums, workers' compensation insurance premiums, accrued wages, salaries and commissions, severance pay and employee benefit plan payments have been reflected in the books and records of the Company. None of the Company or any Company Subsidiary has any material liabilities or any obligations whatsoever in respect of any retired or former Employee.

(i)      All current assessments under the Workers Compensation Act (British Columbia) or comparable legislation of any jurisdiction in which the Company or any Company Subsidiary carries on business have been paid and neither the Company nor any Company Subsidiary has been subject to any special or penalty assessment under such legislation.

17.	Pension and Employee Benefits

(a)      Each of the Company and each Company Subsidiary has complied in all material respects with all the terms of, and all applicable Law in respect of, employee compensation and benefit obligations of the Company or the Company Subsidiary, as the case may be. Other than the Option Plan, none of the Company or any Company Subsidiary has any pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, (“Benefit Plan”) which are maintained by or binding upon the Company or any Company Subsidiary. The Company is in compliance with the terms of the Option Plan and all applicable Law related thereto.

(b)      None of the Company or any Company Subsidiary has any stock option plan or similar arrangement other than the Option Plan.

18.	Litigation, etc.

There is no claim, action, proceeding or investigation pending or, threatened against or relating to the Company or any Company Subsidiary or affecting any of their respective properties or assets, including any of the Company Properties, before or by any court, governmental or regulatory authority or body (including a Regulatory Authority) which, if adversely determined, would, individually or in the aggregate reasonably be expected to result in liability to the Company or such Company Subsidiary or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is the Company aware of any basis for any such claim, action, proceeding or investigation. None of the Company or any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or settlement in relation to any action or claim.

19.	Environmental

All operations, or any properties currently or formerly owned, occupied or used by the Company or any Company Subsidiaries, including the Company Properties, and any activities carried out thereon, have been, and are now, in compliance with all applicable Law relating to the protection of the environment or health and safety, closure or other reclamation obligations or the use, storage, handling, release, disposal, remediation, treatment or transportation of any substance, including pollutants, contaminants, waste, or hazardous or toxic materials (collectively, “Environmental Laws”), and no liability under Environmental Laws exists or is reasonably anticipated in relation to such operations, properties or activities, except where the failure to be in compliance or the liability under Environmental Laws would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. The Company and any Company Subsidiaries have all permits, consents, authorizations and registrations required under Environmental Laws. None of the Company or any Company Subsidiary is aware of, or is subject to:

(a)

any investigation, proceeding, application, order or directive which relates to environmental, health or safety or closure or other reclamation matters, and which may require any material work, repairs, construction, reclamation, remediation or expenditures; or

(b)

any claim, demand or notice, with respect to the breach of or liability under any Environmental Laws, including any regulations respecting the use, storage, handling, release, disposal, remediation, treatment or transportation of any substance (including pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws), which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

20.	Taxes

(a)      The Company and each Company Subsidiary have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable (including all instalments on account of Taxes for the current year, that are due and payable by the Company or any Company Subsidiary whether or not assessed (or reassessed) by the appropriate governmental entity), and the Company has provided adequate accruals in accordance with IFRS in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. Since the publication date of such financial statements, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.

(b)      There are no proceedings, investigations, audits or claims now pending or threatened against the Company or any Company Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any governmental entity relating to Taxes.

(c)      There are no material proposed (but unassessed) additional Taxes and none has been asserted in writing by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above. No Tax liens have been filed in respect of any of the assets or properties of the Company or any of the Company Subsidiaries.

(d)      Neither the Company nor any of the Company Subsidiaries is or has been a member of any consolidated group for Tax purposes. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any tax allocation or sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes, other than any agreement or arrangement solely between the Company and any Company Subsidiary.

(e)      Neither the Company nor any of the Company Subsidiaries has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any Tax Return (which has not since been filed) in respect of any Taxes for which any of the Company or the Company Subsidiaries is or may be liable;

(ii)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which any of the Company or the Company Subsidiaries is or may be liable;

(iii)	any of the Company or the Company Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(iv)	any governmental authority may assess or collect Taxes for which any of the Company or the Company Subsidiaries is liable.

(f)      Each of the Company and the Company Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate governmental authority all income taxes, employment insurance premiums, pension plan contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes, non-resident withholding taxes and other Taxes and amounts it is required by applicable Law to so deduct, or collect or withhold and remit.

(g)      Neither the Company nor any of the Company Subsidiaries has acquired property or services from, or disposed of property or provided services to, any person with whom it does not deal at arm's length for an amount that is other than the fair market value of such property or services.

(h)      No claim has ever been made by any governmental authority in a jurisdiction where the Company or any of the Company Subsidiaries do not file Tax Returns that the Company or the Company Subsidiaries is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(i)      Any corporate reorganizations of the Company or any of the Company Subsidiaries have been completed in accordance with applicable Tax requirements, including the filing of all necessary documents, and no Tax liabilities are pending in relation to any such corporate reorganizations.

(j)      There are no rulings or closing agreements relating to the Company or any of the Company Subsidiaries which could affect the Company's or any Company Subsidiary's liability for Taxes for any taxable period after the Effective Date. Neither the Company nor any Company Subsidiary has requested a private letter ruling from the United States Internal Revenue Service or comparable rulings from other taxing authorities.

(k)      [Representation with respect to intercompany loan redacted.]

21.	No Insolvency

No act or proceeding has been taken by or against the Company or any Company Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any Company Subsidiary, or the appointment of a trustee, receiver, manager or other administrator of the Company or any Company Subsidiary or any of their respective properties or assets nor, to the knowledge of the Company, is any threatened. Neither the Company nor any Company Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian or foreign jurisdictions. Neither the Company nor any Company Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any Company Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would or could materially impede the completion of the Arrangement or other transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect in respect of the Company or the value of its assets.

22.	Fairness Opinions

The Company has received an oral opinion from the Fairness Advisor that the Arrangement is fair from a financial point of view to the Securityholders and the Fairness Advisor shall provide its written Fairness Opinion, in form and substance satisfactory to the Acquiror, acting reasonably, for inclusion in the Circular.

23.	Intellectual Property

None of the Company or any Company Subsidiary owns or possesses any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

24.	Insurance

Policies of insurance in force as of the date hereof naming the Company or any Company Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company and the Company Subsidiaries for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek such insurance rather than provide for self-insurance. All such policies of insurance shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement.

25.	Guarantees

None of the Company or any Company Subsidiary has given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness, indemnity or suretyship of other obligations of any person (collectively, “Guarantees”), nor are any of them contingently responsible for any such indemnity or suretyship or obligations other than any Guarantees which, if enforced in accordance with their terms, would not individually or in the aggregate, have a Material Adverse Effect in respect of the Company. No claims have been made, and, to the knowledge of the Company or any Company Subsidiary, are threatened, under or in respect of any Guarantee of, or delivered by, the Company or any Company Subsidiary.

26.	Business

The business of the Company and each Company Subsidiary consists solely of mineral exploration and all activities related thereto and none of the Company or any Company Subsidiary are engaged in any other business. There is no agreement, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary that has, or could reasonably be expected to have, the effect of materially prohibiting, restricting or impairing any business practice of the Company or any Company Subsidiary, as the case may be, any acquisition of property by the Company or any Company Subsidiary, as the case may be, or the conduct of business by the Company or any Company Subsidiary, as the case may be, as currently conducted.

27.	Full Disclosure

All information provided to the Acquiror and its Representatives in relation to its and their due diligence requests was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was delivered to the Acquiror or its Representatives, and no material facts have been omitted from such information which would make such information misleading, except to the extent, in each such case, subsequent information has been provided to the Acquiror prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information. There is no matter, thing, information, fact, data, circumstance or interpretation thereof relative to the Company, the Company Subsidiaries, the business or any of their property and assets which could reasonably be expected to be material which has not been disclosed to the Acquiror or its Representatives.

28.	Change of Control

None of the Company or any Company Subsidiary is a party to any contract, agreement or understanding or any series of contracts, agreements or understandings and which contain a "change of control" or similar provision..

29.	United States Securities Laws

(a)      The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(b)      No securities of the Company are registered or required to be registered under Section 12 of the Exchange Act, and the Company is not required to file reports under Section 13 or Section 15(d) of the Exchange Act.

(c)      The Company is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended.

30.	Mineral Resources

The most recent estimated measured, indicated and inferred mineral resources disclosed in the Company Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Law. There has been no material reduction in the aggregate amount of estimated mineral resources or mineralized material of the Company or any Company Subsidiary, taken as a whole, from the amounts disclosed in the Company Public Documents.

31.	Related Party Transactions

Neither the Company nor any Company Subsidiary is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any Company Subsidiary or any of their respective Affiliates or Associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Company Public Documents on or before the date hereof or the Disclosure Letter, no (i) officer or director of the Company or any Company Subsidiary, (ii) any holder of record or beneficial owner of 2% or more of any class of the voting or non-voting equity securities of the Company, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner is or was a party to any loan, contract, arrangement or understanding or other transactions with the Company or any Company Subsidiary required to be disclosed pursuant to applicable securities Law.

32.	Finder's Fees

There is no investment bank, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary who is entitled to any fee or commission from the Company or any Company Subsidiary in connection with the Arrangement.

33.	Foreign Corrupt Practices Act

None of the Company, any Company Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or a Company Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or the Corruption of Foreign Public Officials Act (Canada), as amended (the "CFPOA") and the Company and each of the Company Subsidiaries have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

34.	Money Laundering Laws

(a)      The operations of the Company and each Company Subsidiary are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental entity to which the Company or any Company Subsidiary is subject, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any governmental entity or body or arbitrator involving the Company or any Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(b)      There are no proceedings under any corruption Laws pending against the Company or any Company Subsidiary or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary.

35.	OFAC

Neither the Company nor any Company Subsidiary has had and, to the knowledge of the Company, no director, officer, agent, employee or affiliate of the Company or any Company Subsidiary has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") imposed upon such person; and neither the Company nor any Company Subsidiary is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto (the "U.S. Economic Sanctions") or conducting business with any person subject to any U.S. Economic Sanctions.

36.	Patriot Act

(a)      Neither the Company nor any Company Subsidiary, nor to the Company's knowledge, any of their respective affiliates, is in violation of Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (the "Executive Order") and/or to the Company's knowledge, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act").

(b)      Neither the Company nor any Company Subsidiary, nor to the Company's knowledge, any of their respective affiliates, is a "Prohibited Person" which is defined as follows: (i) a person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person or entity owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person or entity with whom the Acquiror or its successor or assignee is prohibited from dealing or otherwise engaging in any transaction by the Executive Order or the Patriot Act; (iv) a person or entity who commits, threatens or conspires to commit or supports "terrorism" as defined in the Executive Order; (v) a person or entity that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http:/www.treas.gov/ofac/tllsdn.pdf, or at any replacement website or other replacement official publication of such list; and (vi) a person or entity who is affiliated with a person or entity listed above.

(c)      Neither the Company nor any Company Subsidiary nor, to the Company's knowledge, any of their respective affiliates, has: (i) conducted any business or engaged in any transaction or dealing with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person; (ii) dealt in or otherwise engaged in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order; or (iii) engaged in or conspired to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in the Executive Order or the Patriot Act.

37.	Terminated Agreements

To the knowledge of the Company, the Company and the Company Subsidiaries have complied with all of their obligations under any agreements which have been terminated during the five years prior to the date hereof and none of the Company or the Company Subsidiaries has any liabilities or obligations whether or not accrued, absolute, contingent, determined, determinable or otherwise under any such agreements, or in respect of any former subsidiary of the Company wound up or disposed of during the five years prior to the date hereof, except as disclosed in the balance sheet forming part of the Company’s interim consolidated financial statements for the period ended June 30, 2015.

SCHEDULE D

Representations and Warranties of the Acquiror

All representations in this Schedule D are qualified by any information disclosed in the Acquiror Public Documents

1.	Organization and Qualification

The Acquiror and each Acquiror Subsidiary is validly existing as a corporation under the Laws of its jurisdiction of incorporation or formation and has the requisite corporate power and authority to own its assets and conduct its businesses as they are now being conducted.

2.	Capitalization

The authorized capital of the Acquiror consists of an unlimited number of common shares. As at the date hereof there are: (i) 143,853,943Acquiror Shares issued and outstanding; and (ii) an aggregate of 51,813,460 Acquiror Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Acquiror Shares. All outstanding Acquiror Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

3.	Authority Relative to this Agreement

The Acquiror has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Acquiror and the consummation by the Acquiror of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the Arrangement or the completion by the Acquiror of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding obligation of the Acquiror, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

The authorization of this Agreement, the execution and delivery by the Acquiror of this Agreement and the performance by it of its obligations under this Agreement and the Arrangement shall not result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any third party right of termination, amendment, first refusal, shotgun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(a)      the articles or notice of articles of the Acquiror;

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(b)      any applicable Law to which the Acquiror or any of the Acquiror Subsidiaries is subject or by which the Acquiror or any of the Acquiror Subsidiaries is bound; or

(c)      any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Acquiror or any of the Acquiror Subsidiaries is a party or by which it is bound, which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror or materially impede the completion of the transactions contemplated by this Agreement.

4.	Ownership of Common Shares

As at the date hereof, the Acquiror owns, directly or indirectly, no Common Shares.

5.	Filings

(d)      The Acquiror is a reporting issuer in British Columbia, Alberta, and Ontario (and in no other jurisdiction in Canada). The Acquiror is not subject to reporting requirements of any jurisdiction outside Canada and the United States. The Acquiror is not in default in the performance any of any of its obligations under legislation of such provinces and is in compliance with the applicable rules and regulations of the TSX and NYSE MKT.

(e)      Documents or information filed by the Acquiror under applicable Law since and including December 31, 2014, including the Acquiror's (a) annual information form dated March 30, 2015, (b) audited consolidated financial statements as at and for the years ended December 31, 2014, 2013 and 2012 and related management discussion and analysis, (c) unaudited consolidated financial statements as at and for the three and six months ended June 30, 2015 and related management discussion and analysis, (d) management information circular dated June 8, 2015 in respect of the Acquiror's annual general meeting of shareholders held July 7, 2015, (e) all press releases filed by the Company on SEDAR after December 31, 2014; and (f) any material change reports that have been filed by the Acquiror between December 31, 2014 and the date hereof are, and any such documents or information filed by the Acquiror after the date hereof and before the Arrangement is completed (collectively, the “Acquiror Public Documents”) shall be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any Misrepresentation as of their respective dates.

(f)      Since December 31, 2014, there is no material change which has occurred with respect to which the requisite material change report has not been filed by the Acquiror with the securities regulatory authorities in the applicable provinces of Canada. The Acquiror has not filed any confidential material change reports that remain confidential. All material agreements required to be filed by the Acquiror with the securities regulatory authorities, in the applicable provinces of Canada have been filed.

(g)      The Acquiror is in compliance with the provisions of NI 43-101 in all material respects.

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6.	Financial Statements

(h)      The audited consolidated balance sheets and related consolidated statements of earnings and shareholders' equity and cash flows of the Acquiror as at and for the financial year ended December 31, 2014 and the unaudited consolidated balance sheet and consolidated statements of earnings and shareholders' equity and cash flows of the Acquiror as at and for the period ended June 30, 2015 contained in the Acquiror Public Documents were prepared in accordance with IFRS.

(i)      Such statements present fairly, in all material respects, the consolidated financial condition and results of operations of the Acquiror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Acquiror on a consolidated basis. Since December 31, 2014, the Acquiror has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Acquiror's financial statements, including the notes thereto.

7.	Litigation, etc.

Except as disclosed in the Acquiror Public Documents, there is no claim, action, proceeding or investigation pending or, threatened against or relating to the Acquiror or the Acquiror Subsidiaries or affecting any of their respective properties or assets before or by any court, governmental or regulatory authority or body (including a Regulatory Authority) which, if adversely determined, would, individually or in the aggregate reasonably be expected to result in liability to the Acquiror or the Acquiror Subsidiaries or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is the Acquiror aware of any basis for any such claim, action, proceeding or investigation. None of the Acquiror or any Acquiror Subsidiary is subject to any outstanding order, writ, injunction, decree or settlement in relation to any action or claim.

8.	No Insolvency

None of the Acquiror or any Acquiror Subsidiary is insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Acquiror or any Acquiror Subsidiary in connection with the dissolution, liquidation, winding-up, bankruptcy or reorganization of the Acquiror or any Acquiror Subsidiary or the appointment of a trustee, receiver, manager or other administrator of the Acquiror or any of their respective properties or assets.

9.	Compliance with Law and Licences

The Acquiror and the Acquiror Subsidiaries have complied with and are in compliance with all Law applicable to the operation of their respective business and, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror, the Acquiror and each Acquiror Subsidiary has all concessions, licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is required in connection with the ownership of its assets or the conduct of its operations and the Acquiror and each Acquiror Subsidiary has fully complied with and is in compliance with all such concessions, licences, permits, orders, approvals and registrations, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror. None of the Acquiror or any Acquiror Subsidiary has received any notice, whether written or oral, of revocation or non-renewal of any such concessions, licences, permits, orders, approvals or registrations, or of any intention of any government or Regulatory Authority to revoke or refuse to renew any of such concessions, licences, permits, orders, approvals or registrations, and to the best of the knowledge of the Acquiror, all such concessions, licences, permits, orders, approvals and registrations shall continue to be effective and any required renewals thereof shall be available in order for the Acquiror or any Acquiror Subsidiary to continue to conduct its business as it is currently being conducted and in accordance with the existing plans of the Acquiror or any Acquiror Subsidiary. None of the the Acquiror or any Acquiror Subsidiary is in conflict with, or in default (including cross defaults) under or in violation of, (a) its articles or notice of articles, or (b) any agreement or understanding to which it or by which any of its properties is bound or affected, except for any conflict, default or breach, which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror.

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10.	Shareholder Approval

No vote or approval of the holders of Acquiror Shares or the holder of any other securities of the Acquiror is necessary to approve this Agreement, the Arrangement or the other transactions contemplated herein.

11.	Reporting Issuer Status

The Acquiror (i) is a reporting issuer not in default or the equivalent thereof under the securities Law of British Columbia, Alberta and Ontario and the Acquiror Shares are registered under Section 12 of the Exchange Act, (ii) is not subject to any cease trade order or stop order under applicable securities Law, and (iii) is current with all material filings required to be made under applicable securities Law. The outstanding Acquiror Shares are listed on the TSX and NYSE MKT.

12.	Issuance of Acquiror Shares under the Arrangement

The Acquiror Shares to be issued pursuant to the Arrangement shall be duly and validly issued and fully paid and non-assessable shares of the Acquiror.

13.	United States Securities Law Matters

The Acquiror: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act; and (ii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended.

14.	Support Agreements

The Acquiror has entered into Support Agreements with each of the Locked-Up Securityholders and, except as disclosed to the Company, neither the Acquiror nor any of the Acquiror Subsidiaries entered into any other agreements with such holders or other Shareholders in respect of the Arrangement.

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15.	Investment Canada

The Acquiror is a Canadian within the meaning of the Investment Canada Act (Canada).

16.	Operational Matters

All costs, expenses, liabilities payable, and obligations under the terms of any Contracts to which the Acquiror or any Acquiror Subsidiary is directly or indirectly bound have been properly and timely paid or performed in all material respects.

17.	Material Agreements

(j)      The Acquiror has made available to the Company for inspection true and complete copies of all such Contracts material to the business or assets or the equity value of the Acquiror and the Acquiror Subsidiaries.

(k)      All such Contracts are in full force and effect, and the Acquiror and Acquiror Subsidiaries as party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Acquiror and Acquiror Subsidiaries have complied in all material respects with all terms of such Contracts, have paid all amounts due thereunder, have not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of the Acquiror or any Acquiror Subsidiary.

(l)      Except as set out in the Acquiror’s Public Documents or as otherwise disclosed to the Company in writing, no Contract is subject to any termination fees, cancellation costs or other similar penalties that would be or become payable by the Acquiror or any Acquiror Subsidiary upon termination of such Contract or agreement or upon completion of the transactions contemplated by this Agreement.

(m)      No approval or consent of any person is needed in order that such Contracts continue in full force and effect following consummation of the transactions contemplated hereby and none of the Acquiror or any Acquiror Subsidiary is a party to any such Contract that contains any non-competition obligation or otherwise restricts in any material way the business of the Acquiror or any Acquiror Subsidiary.

(n)      The Acquiror is in compliance with the terms of the Letter Agreement.

18.	Books and Records

The books, records and accounts of the Acquiror and the Acquiror Subsidiaries: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Acquiror and the Acquiror Subsidiaries; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of the Acquiror, in each case, in all material respects. The Acquiror has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for assets and liabilities. The minute books of the Acquiror and the Acquiror Subsidiaries have been maintained in compliance with applicable Law and are complete and accurate in all material respects.

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19.	Undisclosed Liabilities

Neither the Acquiror nor any of the Acquiror Subsidiaries has no liabilities or obligations of any nature required to be set forth in a consolidated balance sheet or in the notes to the financial statements of the Acquiror under IFRS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, except (a) liabilities or obligations disclosed in the Acquiror’s Public Documents, including the balance sheet forming part of the Acquiror's audited consolidated financial statements for the year ended December 31, 2014, (b) contingent liabilities which may arise in connection with legal proceedings to which the Acquiror or any of the Acquiror Subsidiaries is a party or is subject to, and related matters as set out in the Acquiror’s Public Documents and (c) other liabilities and obligations of similar character incurred since the date of such financial statements in the ordinary course of business. Other than pursuant to the Cannon Point Credit Facility and the Credit Facility, none of the assets of the Acquiror or the Acquiror Subsidiaries is subject to any mortgage, pledge or security interest.

20.	Absence of Certain Changes or Events

Except as set out in the Acquiror Public Documents, since December 31, 2014: (a) the Acquiror and each of the Acquiror Subsidiaries has conducted its business only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) that has had or is reasonably likely to have a Material Adverse Effect in respect of the Acquiror, has been incurred; (c) there has not been any acquisition or sale by the Acquiror or any of the Acquiror Subsidiaries of any interest in any material property or assets; (d) the Acquiror has not declared or paid any dividends or made any other distributions on any of the Acquiror Shares; (e) the Acquiror has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Acquiror Shares; (f) except as disclosed to the Company in writing, there has not been any increase or modification of the compensation payable to or to become payable by the Acquiror or any of the Acquiror Subsidiaries to any of their directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Options) to, for or with any of such directors, officers employees or consultants, other than in the ordinary and regular course of business consistent with past practice; (g) neither the Acquiror nor any of the Acquiror Subsidiaries has adopted any, or materially amended any, collective bargaining agreement, bonus, pension profit sharing, stock purchase, stock option or other benefit plan; and (h) there has not been any event which has had or is reasonably likely to have a Material Adverse Effect in respect of the Acquiror.

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21.	No Defaults

None of the Acquiror or any Acquiror Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default, any Contract to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror.

22.	Employment Matters

(o)      None of the Acquiror or any Acquiror Subsidiary is a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current pending or threatened strikes, lock-outs or work slowdowns or stoppages at the Acquiror or any Acquiror Subsidiary and there has not been any such strike, lock-out or work slowdown or stoppage in the last five years.

(p)      None of the Acquiror or any Acquiror Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Acquiror, threatened, or any litigation, actual or, to the knowledge of the Acquiror, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(q)      The Acquiror and the Acquiror Subsidiaries have operated in accordance, in all material respects, with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Acquiror, threatened proceedings before any board or tribunal with respect to any of the areas listed herein.

23.	Environmental

The Acquiror disclosed to the Company all material documents (including claims, notices, orders, judgments, reports, audits, assessments, results, licences, permits, orders, authorizations, approvals and registrations) relating to material environmental, health and safety matters affecting the operations of the Acquiror or the Acquiror Subsidiaries, or any properties currently or formerly owned, occupied or used by the Acquiror or the Acquiror Subsidiaries and any activities carried out thereon. All operations, or any properties currently or formerly owned, occupied or used by the Acquiror and the Acquiror Subsidiaries and any activities carried out thereon, have been, and are now, in compliance with all applicable Environmental Laws, and no liability under Environmental Laws exists or is reasonably anticipated in relation to such operations, properties or activities, except where the failure to be in compliance or the liability under Environmental Laws would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror. The Acquiror and the Acquiror Subsidiaries have all permits, consents, authorizations and registrations currently required under Environmental Laws. Neither the Acquiror nor any Acquiror Subsidiary is aware of, or is subject to:

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(r)      any investigation, proceeding, application, order or directive which relates to environmental, health or safety or closure or other reclamation matters, and which may require any material work, repairs, construction, reclamation, remediation or expenditures; or

(s)      any claim, demand or notice, with respect to the breach of or liability under any Environmental Laws, including any regulations respecting the use, storage, handling, release, disposal, remediation, treatment or transportation of any substance (including pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws), which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror.

24.	Insurance

Policies of insurance in force as of the date hereof naming the Acquiror or any Acquiror Subsidiary as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Acquiror and the Acquiror Subsidiaries for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Acquiror, acting reasonably, prudent to seek such insurance rather than provide for self-insurance. All such policies of insurance shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement.

25.	Guarantees

None of the Acquiror or the Acquiror Subsidiaries has given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness, indemnity or suretyship of other obligations of any person (collectively, “Guarantees”), nor are any of them contingently responsible for any such indemnity or suretyship or obligations other than any Guarantees which, if enforced in accordance with their terms, would not individually or in the aggregate, have a Material Adverse Effect in respect of the Acquiror. No claims have been made, and, to the knowledge of the Acquiror are threatened, under or in respect of any Guarantee of, or delivered by, the Acquiror or any Acquiror Subsidiary.

26.	Business

There is no agreement, judgment, injunction, order or decree binding upon the Acquiror or any Acquiror Subsidiary that has, or could reasonably be expected to have, the effect of materially prohibiting, restricting or impairing any business practice of the Acquiror or any Acquiror Subsidiary, any acquisition of property by the Acquiror or any Acquiror Subsidiary, or the conduct of business by the Acquiror or any Acquiror Subsidiary as currently conducted.

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27.	Full Disclosure

All information provided to the Company and its Representatives in relation to its and their due diligence requests was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was delivered to the Company or its Representatives, and no material facts have been omitted from such information which would make such information misleading, except to the extent, in each such case, subsequent information has been provided to the Company prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information. There is no matter, thing, information, fact, data, circumstance or interpretation thereof relative to the Acquiror, the Acquiror Subsidiaries, the business or any of its property and assets which could reasonably be expected to be material which has not been disclosed to the Company or its Representatives.

28.	Ownership of Subsidiaries

All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of Acquiror are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Acquiror are legally and beneficially owned free and clear of all Encumbrances, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Acquiror. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Acquiror to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third-party the right to acquire any shares or other ownership interests in any subsidiaries of Acquiror.

29.	Interest in Properties

(a)      Each of the Acquior and the Acquiror Subsidiaries owns, exclusively possesses or has obtained, and is in compliance with, all concessions, licences, permits, certificates, orders, grants and other authorizations of or from any Regulatory Authority necessary to conduct its respective businesses relating to its properties (including the large copper-gold-molybdenum mineral project located in the southwest part of the State of Alaska, USA known as the “Pebble Project” (the “Acquiror Properties”)) as they are currently being conducted and as they are presently contemplated.

(b)      The Acquiror Properties (i) have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral concessions; (ii) the Acquiror or a Acquiror Subsidiary has the exclusive right to deal with the Acquiror Properties; (iii) no person other than the Acquiror or a Acquiror Subsidiary has any material interest in the Acquiror Properties or any right to acquire any such interest; (iv) there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Acquiror's or a Acquiror Subsidiary's interests in the Acquiror Properties; (v) neither the Acquiror nor any Acquiror Subsidiary has received any notice, whether written or oral, from any Regulatory Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke its interest in the Acquiror Properties; and (vi) the Acquiror Properties are in good standing under applicable Law and are adequate and suitable for the purposes for which they are currently being used and all work required to be performed has been performed and all taxes, fees, expenditures and other payments in respect thereof have been paid and all filings in respect thereof have been made.

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(c)      The Acquiror and the Acquiror Subsidiaries have all necessary surface rights, access rights and other rights and interests relating to the areas of the Acquiror Properties granting the Acquiror and the Acquiror Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Acquiror and the Acquiror Subsidiaries, with only such exceptions as do not materially interfere with the use made by the Acquiror and the Acquiror Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Acquiror or a Acquiror Subsidiary, as applicable.

(d)      there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Acquiror, that are pending or threatened, affecting or which could affect the title to or right to explore or develop any of the Acquiror Properties, including the title to or ownership by the Acquiror or a Acquiror Subsidiary of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Acquiror Properties.

(e)      Neither the Acquiror nor any Acquiror Subsidiary, or any predecessor, subsidiary or Affiliate thereof, has any liability or obligation, or to the knowledge of the Acquiror, potential liability or obligation (pursuant to indemnification obligations or pursuant to any guarantee or otherwise) in respect of or relating to any assets, rights or interests (including any interests in mineral properties) which were previously held or used by the Acquiror or any Acquiror Subsidiary and which were sold, assigned or otherwise transferred to any other person or abandoned prior to the date hereof.

30.	Mineral Resources

The most recent estimated measured, indicated and inferred mineral resources disclosed in the Acquiror Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Law. There has been no material reduction in the aggregate amount of estimated mineral resources or mineralized material of the Acquiror or any Acquiror Subsidiary, taken as a whole, from the amounts disclosed in the Acquiror Public Documents.

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31.	Foreign Corrupt Practices Act

None of the Acquiror, the Acquiror Subsidiaries, or, to the knowledge of the Acquiror, any director, officer, agent, employee, affiliate or other person acting on behalf of the Acquiror or the Acquiror Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or the Corruption of Foreign Public Officials Act (Canada), as amended (the "CFPOA") and the Acquiror and the Acquiror Subsidiaries have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

SCHEDULE E

Company Properties

[List of mineral concessions comprising Company Properties redacted.]

SCHEDULE F

Acquiror Subsidiaries

[see attached]

[Chart of Acquiror Subsidiaries redacted.]